United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑      Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐      No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐       No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Press Release

Signature Page

Filed at CVM and SEC on 10/23/2008
Gerência Geral de Controladoria - GECOL

A- Quarterly Information
(A free translation of the original in Portuguese relating to the Quarterly Information prepared in thousands accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
1- Balance Sheet

Balance in	In thousands of reais
		Consolidated		Parent Company
	Notes	09/30/08	06/30/08	09/30/08	06/30/08
Assets
Current assets
Cash and cash equivalents		28,384,635	3,746,385	19,160,054	295,703
Short term investments		1,213,430	—	1,213,430	—
Accounts receivable from customers		11,187,568	8,106,302	6,230,109	2,947,123
Related parties		179,057	56,741	1,232,842	1,436,829
Inventories	5.7	8,458,648	7,304,550	2,269,560	2,218,292
Taxes to recover or offset	5.8	2,902,071	2,093,228	1,541,052	965,368
Deferred income tax and social contribution		1,646,054	708,765	1,556,327	408,021
Others		1,474,043	1,133,579	693,301	500,928

		55,445,506	23,149,550	33,896,675	8,772,264

Non-current assets
Long-term receivables
Related parties		152	148	3,382,922	3,389,169
Loans and financing		169,660	163,302	125,520	122,112
Deferred income tax and social contribution		233,070	—	57,726	—
Judicial deposits		1,691,637	1,598,258	1,127,399	1,066,029
Taxes to recover or offset	5.8	461,353	532,117	163,779	179,194
Advances to energy suppliers		968,622	984,502	—	—
Provisions for derivatives	5.23	393,153	1,969,432	375,172	1,779,452
Prepaid expenses		362,900	412,869	—	—
Others		618,727	359,787	207,170	209,128

		4,899,274	6,020,415	5,439,688	6,745,084

Investments	5.10	2,222,574	2,366,521	78,176,734	65,624,124
Intangibles	5.11	11,177,271	11,170,069	10,428,215	10,498,516
Property, plant and equipment	5.12	100,406,663	91,089,527	30,988,396	29,899,395
Deferred charges		89,149	105,401	—	—

		113,895,657	104,731,518	119,593,345	106,022,035

		174,240,437	133,901,483	158,929,708	121,539,383

Liabilities, and stockholders’ equity
Current liabilities
Short-term debt	5.13	1,305,374	1,202,225	—	—
Current portion of long-term debt	5.13	1,491,610	1,171,618	783,282	550,930
Payable to suppliers and contractors		5,570,515	4,296,165	2,674,342	2,046,481
Related parties		22,054	30,098	7,858,277	7,815,180
Payroll and related charges		1,408,477	1,165,797	886,396	662,305
Pension Plan	5.16	262,198	240,370	95,536	101,776
Proposed dividends and interest on stockholders’ equity		2,646,165	2,646,165	2,646,165	2,646,165
Provision for income tax		1,396,487	1,740,225	—	638,556
Taxes, contributions and royalties		440,038	581,154	64,957	32,264
Provisions for derivatives	5.23	185,729	631,058	13,122	45,453
Ferrovia Norte Sul subconcession		443,958	420,385	—	—
Others		1,972,491	1,319,371	400,583	433,401

		17,145,096	15,444,631	15,422,660	14,972,511

Non-current liabilities
Long-term debt	5.13	36,670,758	32,362,210	10,715,279	10,707,375
Related parties		63	—	31,958,253	26,629,721
Provisions for contingencies	5.14	2,773,853	2,602,328	1,558,451	1,462,515
Deferred income tax and social contribution		7,677,883	7,079,124	497,057	373,188
Pension Plan	5.16	3,672,825	3,131,567	530,102	536,268
Provision for asset retirement obligations	5.15	1,798,122	1,645,023	869,427	841,868
Ferrovia Norte Sul subconcession		443,958	420,385	—	—
Others		2,891,458	2,114,051	1,826,960	1,827,934

		55,928,920	49,354,688	47,955,529	42,378,869

Deferred income		93,628	44,286	—	—

Minority interest		5,521,274	4,869,875	—	—

Stockholders’ equity
Paid-up capital	5.17	47,434,193	28,000,000	47,434,193	28,000,000
Resources linked to the future mandatory conversion in shares	5.18	(160,771)	3,063,833	(160,771)	3,063,833
Equity assessnent adjust		3,063,833	332,654	3,063,833	332,654
Revenue reserves		(10,643)	32,791,516	(10,643)	32,791,516

		50,326,612	64,188,003	50,326,612	64,188,003

		129,015,530	133,901,483	113,704,801	121,539,383

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in thousands accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
2- Statement of Income

Periods ended in					In thousands of reais
		Consolidated					Parent Company
					Accumulated		Accumulated
	Notes	3Q/08	2Q/08	3Q/07	09/30/08	09/30/07	09/30/08	09/30/07
Operating revenues
Ore and metals	9.1.1 e 9.2.1	17,875,129	15,876,401	13,231,562	45,698,681	42,397,206	22,750,229	14,979,229
Transport services		1,033,619	932,014	893,945	2,752,479	2,653,356	1,561,782	1,458,310
Sales of aluminum-related products		1,545,540	1,300,993	1,357,642	4,018,390	4,281,992	250,471	170,041
Sales of steel products		366,950	357,209	317,646	1,044,348	982,716	—	—
Other products and services		565,442	417,844	236,403	1,306,301	547,869	316,326	81,586

		21,386,680	18,884,461	16,037,198	54,820,199	50,863,139	24,878,808	16,689,166
Value Added taxes		(688,679)	(549,165)	(416,598)	(1,662,162)	(1,184,567)	(1,217,996)	(882,133)

Net operating revenues		20,698,001	18,335,296	15,620,600	53,158,037	49,678,572	23,660,812	15,807,033

Cost of products and services	9.1.2 e 9.2.2
Ores and metals		(6,388,389)	(5,858,827)	(5,409,179)	(17,913,686)	(16,543,333)	(10,856,551)	(8,592,502)
Transport services		(594,390)	(560,210)	(519,736)	(1,646,930)	(1,608,032)	(703,096)	(554,073)
Aluminum-related products		(1,050,151)	(918,014)	(785,512)	(2,773,997)	(2,392,638)	(278,141)	(88,143)
Steel products		(309,231)	(291,826)	(309,827)	(898,825)	(921,503)	—	—
Other products and services		(299,622)	(262,560)	(243,034)	(811,305)	(458,085)	(129,456)	(31,661)

		(8,641,783)	(7,891,437)	(7,267,288)	(24,044,743)	(21,923,591)	(11,967,244)	(9,266,379)

Gross profit		12,056,218	10,443,859	8,353,312	29,113,294	27,754,981	11,693,568	6,540,654

Gross margin		58.2%	57.0%	53.5%	54.8%	55.9%	49.4%	41.4%

Operating expenses
Selling and Administrative	9.1.3, 9.2.5 e 5.24	(670,546)	(631,544)	(581,362)	(1,901,939)	(1,750,188)	(942,892)	(726,217)
Research and development	9.1.4 e 9.2.6	(559,096)	(462,937)	(390,859)	(1,353,039)	(935,305)	(753,146)	(473,635)
Other operating expenses	9.1.5, 9.2.7 e 5.24	(716,657)	(149,365)	(396,046)	(1,223,485)	(810,064)	(327,013)	(160,919)

		(1,946,299)	(1,243,846)	(1,368,267)	(4,478,463)	(3,495,557)	(2,023,051)	(1,360,771)

Operating profit before financial results and results of equity investments		10,109,919	9,200,013	6,985,045	24,634,831	24,259,424	9,670,517	5,179,883

Results of equity investments	9.2.4
Gain on investments accounted for by the equity method	5.10	48,682	69,448	44,230	163,171	97,391	9,911,806	17,234,428
Provision for losses		—	—	—	—	—	38,288	40,710
Exchange variation in stockholders ´equity and goodwill of					—		—
companies abroad		1,341,430	(676,644)	(343,329)	559,715	(956,853)	4,740,404	(7,908,172)
Amortization of goodwill	5.11	(352,684)	(336,215)	(344,579)	(1,078,049)	(971,744)	(1,078,048)	(964,839)

		1,037,428	(943,411)	(643,678)	(355,163)	(1,831,206)	13,612,450	8,402,127

Financial results, net	9.1.6, 9.2.8 e 5.22	1,312,234	(889,857)	137,949	(1,633,790)	(117,407)	(3,384,194)	2,882,172
Non-operating income	5.24	—	—	196,870	138,879	1,457,636	—	1,300,726

Income before income tax and social contribution		12,459,581	7,366,745	6,676,186	22,784,757	23,768,447	19,898,773	17,764,908
Income tax and social contribution	9.1.7, 9.2.9 e 5.9	111,364	(2,571,182)	(1,632,336)	(3,129,701)	(6,902,695)	(639,505)	(2,169,014)

Income before minority interests		12,570,945	4,795,563	5,043,850	19,655,056	16,865,752	19,259,268	15,595,894
Minority interest		(137,558)	(222,577)	(385,119)	(395,788)	(1,269,858)	—	-

Net income for the period		12,433,387	4,572,986	4,658,731	19,259,268	15,595,894	19,259,268	15,595,894

Number of shares outstanding at the end of the period (in thousands) (a)		5,278,381	4,832,391	4,832,391	5,278,381	4,832,391	5,278,381	4,832,391

Net earnings per share outstanding at the end of the period (R$)		2.36	0.94	0.96	3.65	3.23	3.65	3.23

The additional information, notes and attachment I are an integral part of the quarterly information

(a)	Includes 30,341,144 and 56,582,040 preferred and common shares, respectively, linked to issue of mandatory convertible notes, (see note 5.18).

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in thousands accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
3- Statement of Changes in Stockholders’ Equity

Balance in	In thousands of reais
					Revenue reserves
		Accounting	Resources linked to	Equity
		standards	mandatory conversion in	assessnent	Expansion/	Treasury	Unrealized		Fiscal
	Paid-up capital	harmonization	shares	adjust	Investments	stock	income	Legal	incentives	Retained earnings	Total
December 31, 2006	19,492,401	—	—	—	18,108,363	(790,308)	122,500	2,070,962	92,840	—	39,096,758

Net income for the period	—	—	—	—	—	—	—	—	—	20,005,562	20,005,562
Capitalization of reserves	8,507,599	—	—	—	(7,672,690)	—	—	(751,545)	(83,364)	—	—
Realization of reserves	—	—	—	—	—	—	(61,617)	—	—	61,617	—
Exchange — Samitri shares of incorporated companies	—	—	—	—	—	84	—	—	—	—	84
Interim dividends	—	—	—	—	(370,050)	—	—	—	—	(14,402)	(384,452)
Stockholder’s remuneration proposed	—	—	—	—	—	—	—	—	—	(4,752,323)	(4,752,323)
Resources linked to mandatory conversion in shares	—	—	3,063,833	—	—	—	—	—	—	—	3,063,833
Appropriation to revenue reserves	—	—	—	—	14,219,808	—	—	1,000,278	80,368	(15,300,454)	—

December 31, 2007	28,000,000	—	3,063,833	—	24,285,431	(790,224)	60,883	2,319,695	89,844	—	57,029,462
Net income for the period	—				—	—	—	—	—	2,252,895	2,252,895
Exchange — Samitri shares of incorporated companies	—				—	6	—	—	—	—	6

March 31, 2008	28,000,000	—	3,063,833	—	24,285,431	(790,218)	60,883	2,319,695	89,844	2,252,895	59,282,363

Net income for the period	—	—	—	—	—	—	—	—	—	4,572,986	4,572,986
Unrealized results on available - for — sale securities	—	—	—	332,654	—	—	—	—	—	—	332,654

June 30, 2008	28,000,000	—	3,063,833	332,654	24,285,431	(790,218)	60,883	2,319,695	89,844	6,825,881	64,188,003

Net income for the period	—	—	—	—	—	—	—	—	—	12,433,387	12,433,387
Exchange — Samitri shares of incorporated companies	—	—	—	—	—	4	—	—	—	—	4
Accounting standards harmonization	—	(160,771)	—	—	—	—	—	—	—	—	(160,771)
Unrealized results on available - for — sale securities	—	—	—	(343,297)	—	—	—	—	—	—	(343,297)
Capital increase	19,434,193	—	—	—	—	—	—	—	—	—	19,434,193

September 30, 2008	47,434,193	(160,771)	3,063,833	(10,643)	24,285,431	(790,214)	60,883	2,319,695	89,844	19,259,268	95,551,519

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in thousands accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
4- Statement of Cash Flows

Periods ended in	In millions of reais
	Consolidated					Parent Company
	Acumulado					Acumulado
	3Q/08	2Q/08	3Q/07	09/30/08	09/30/07	09/30/07	09/30/07
Net income for the period
Adjustments to reconcile net income for the period with cash provided by opera	12,433,387	4,572,986	4,658,731	19,259,268	15,595,894	19,259,268	15,595,894

Results of equity investments
Sale of assets	(1,037,428)	943,411	643,678	355,163	1,831,206	(13,612,450)	(8,402,127)
Depreciation, amortization and depletion	—	—	(196,870)	(138,879)	(1,457,636)	—	(1,300,726)
Deferred income tax and social contribution	1,226,887	1,250,502	998,881	3,790,317	2,819,102	1,275,893	1,036,092
Financial expenses and monetary and exchange rate variations on assets an	(945,146)	528,310	(492,539)	(954,682)	(1,325,921)	(758,742)	(379,998)
Minority interest	(688,526)	(165,028)	(1,773,001)	(931,509)	(3,144,942)	2,560,538	(5,209,484)
Disposal of property, plant and equipment	137,558	222,577	385,119	395,788	1,269,858	—	—
Amortization of goodwill in the cost of products sold	462,577	121,400	21,800	711,797	538,081	502,445	430,846
Non recurring item — goodwill of Samitri	—	—	—	—	51,416	—	51,366
Dividends/interest on stockholders’ equity received	1,402,071	(1,198,987)	(644,342)	750,755	(1,109,057)	394,476	(1,261,507)
Others	15,228	22,866	13,084	38,094	58,553	723,621	1,761,865
Decrease (increase) in assets:	143,817	(55,419)	103,485	175,450	278,570	82,758	433,399

	13,150,425	6,242,618	3,718,026	23,451,562	15,405,124	10,427,807	2,755,620

Accounts receivable
Inventories	(2,924,362)	(1,335,306)	1,267,804	(3,882,350)	1,010,025	(3,851,208)	(574,156)
Advances to energy suppliers	(1,195,184)	(253,545)	(601,873)	(1,300,659)	(922,668)	(157,644)	(451,840)
Others	15,880	(29,157)	16,740	47,638	(116,783)	—	—
Increase (decrease) in liabilities:	(1,461)	236,841	292,224	(153,900)	(165,126)	(413,267)	423,634

	(4,105,127)	(1,381,167)	974,895	(5,289,271)	(194,552)	(4,422,119)	(602,362)

Suppliers and contractors
Payroll and related charges	591,468	171,349	194,026	749,559	798,566	664,500	409,537
Taxes and contributions	230,069	268,704	225,714	50,176	57,319	109,070	102,807
Others	9,051	1,556,723	1,100,160	172,128	1,326,508	148,891	424,769
Net cash provided by operating activities	(6,859)	(735,667)	(661,163)	(792,565)	(354,538)	(376,480)	743,567

	823,729	1,261,109	858,737	179,298	1,827,855	545,981	1,680,680

Cash flows from investing activities:	9,869,027	6,122,560	5,551,658	18,341,589	17,038,427	6,551,669	3,833,938

Loans and advances receivable
Cash and cash equivalents	(1,213,430)	—	—	(1,213,430)	—	(1,213,430)	—
Guarantees and deposits	(33,780)	(26,640)	6,344	(23,934)	71,112	(249,260)	365,560
Additions to investments	(50,098)	(17,282)	(27,562)	(128,595)	(166,477)	(99,819)	(126,147)
Additions to property, plant and equipment	(146,660)	(13,744)	(32,267)	(178,984)	(129,512)	(749,067)	(1,529,298)
Proceeds from disposal of property, plant and equipment/investments	(2,965,066)	(3,619,924)	(3,049,912)	(9,692,610)	(8,870,257)	(4,279,644)	(2,719,178)
the cash of subsidiary	—	—	198,107	370,501	1,500,340	—	1,855,625

Net cash used in investing activities	—	—	—	—	(6,404,069)	—	—

Cash flows from (used in) financing activities:	(4,409,034)	(3,677,590)	(2,905,290)	(10,867,052)	(13,998,863)	(6,591,220)	(2,153,438)

Short-term debt additions
Short-term debt repayments	205,334	705,367	1,069,785	2,539,515	5,985,344	3,153,575	2,696,053
Long-term debt	(187,299)	(869,076)	(974,580)	(2,356,945)	(6,983,674)	(3,363,833)	(1,557,125)
Repayments:	147,536	507,102	159,074	3,117,522	14,471,978	3,422,255	16,551,867
Issue of convertible notes, in preferred share’s	—	—	—	—	2,481,454	—	—
Related parties	—	—	—	—	1,119,448	—	—
Issue of convertible notes, in common share’s
Financial institutions	—	—	—	—	—	—	(67,166)
Interest on stockholders’ equity paid to stockholders and dividends	(260,740)	(1,068,375)	(1,674,798)	(1,543,090)	(22,796,094)	(1,323,825)	(17,663,923)
Treasury stock	—	(2,248,245)	—	(2,248,245)	(2,218,024)	(2,109,750)	(1,669,057)
Capital increase	19,273,422	—	—	19,273,422		19,273,422
Net cash provided by (used in) financing activities	4	—	3	10	84	10	84

Increase (decrease) in cash and cash equivalents	19,178,257	(2,973,227)	(1,420,516)	18,782,189	(7,939,484)	19,051,854	(1,709,267)

Initial cash in new consolidated subsidiary	24,638,250	(528,257)	1,225,852	26,256,726	(4,899,920)	19,012,303	(28,767)
Cash and cash equivalents, end of the period	3,746,385	4,274,642	3,652,203	2,127,909	9,777,975	120,188	203,090
Cash and cash equivalents, beginning of the period	—	—	—	—	—	27,563	—

Cash paid during the period for:	28,384,635	3,746,385	4,878,055	28,384,635	4,878,055	19,160,054	174,323

Short-term interest

Long-term interest	(6,886)	(25,556)	(23,492)	(66,011)	(124,982)	(93,620)	(87,588)
Income tax and social contribution	(498,135)	(584,351)	(622,818)	(1,576,730)	(1,855,774)	(1,906,367)	(1,934,331)
Non-cash transactions:	(2,124,844)	(351,924)	(986,218)	(5,406,818)	(4,857,954)	(1,707,112)	(1,504,897)

Additions to property, plant and equipment — interest capitalization
Transfer of advance for future capital increase to investments	(235,411)	(28,633)	7,285	(275,576)	(258,245)	(175,787)	(178,756)
Transfer of advance for future capital increase to investments		—	—	—	—	(271,173)	(24,760)
Compensated income tax and social contribution	(229,177)	—	(516,382)	(375,303)	(1,390,349)	—	(1,045,539)

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in thousands accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
5- Notes to the Quarterly Information at September 30, 2008 and 2007
Expressed In thousands of reais
5.1- Operations
Companhia Vale do Rio Doce (Vale) is a publicly limited liability corpany whose predominant activities are mining, processing and sale of iron ore, pellets, copper concentrate and potash, as well as logistic services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly controlled companies, operates in iron ore and pellets, nickel, copper, precious metals, cobalt (by product), manganese and ferroalloys, kaolin, coal, steel, aluminum-related products and logistics.
5.2- Presentation of Quarterly information
The quarterly information has been prepared in conformity with accounting practices followed in Brazil, based on corporate legislation, as well as the rules and guidelines issued by the Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission).
As part of the quarterly information, the Company presents as complemental information the calculation of the earnings before financing results, equity results, income tax and social contribution, depreciation and amortization – LAJIDA (EBITDA)
Although the EBITDA, as defined before, does not provide valuation for operational cash flow for Brazilian accounting principles, it is often used by financial analysts on valuation of business and The Company Management uses this indicator to measure operational performance.
5.3- Accounting Pronouncements Recently-issued by Comissão de Valores Mobiliários
On December 28, 2007, Law 11638 was enacted, altering, revoking and adding new provisions to the Brazilian Corporate Law, especially with respect to chapter XV, Fiscal Year and Financial Statements, effective for fiscal years beginning on or after January 1, 2008. Said Law was designed primarily to update accounting practices as contemplated by Brazilian Corporate Law, so as to enable the convergence of Brazilian accounting practices with International Financial Reporting Standards (IFRS).
The full convergence with international accounting standards is still subject to regulation by CVM.
In line with this regulation process, on January 29, 2008, CVM issued Resolution No. 534, approving technical pronouncement CPC 02 (by the Accounting Pronouncements Committee), which addresses the effects of changes in exchange rates and remeasurement of financial statements. Accordingly, the effects of exchange variation on investments abroad will be recognized directly in shareholders’ equity as from the annual report for the year ending December 31, 2008, so if this pronouncement will be maintained the net income will be adjusted by this amounts. Had the Company already adopted this Resolution, the statement of income for the reporting periods would be affected as follows:

	2008
	3Q/08	2Q/08	09/30/08
Net income	12,433	4,573	19,259
Variação cambial de investimentos	(5,933)	4,655	(449)

Net income	6,500	9,228	18,810

With respect to ongoing process of convergence, it is expected that as from of 2009, the income of statement will not be affected by the treatment of goodwill amortization generated in the process of acquiring companies, which in 2008 represented an expense of R$ 1,078,048 (R$ 352,684 in 3Q08).
On May 02, 2008, CVM issued the Instruction No 469/08 in dealing with the implementation of Law 11.638, setting the mandatory application on quarterly information of the changes made directly by the Law.
The accounting practices already introduced by the Law had no impact on the quarterly information submitted, however according to their regulations by CVM the accounting information may require adjustments.

5.4- Principles and Practices of Consolidation
The consolidated quarterly information shows the balances of assets and liabilities on 09/30/2008 and 06/30/2008, and of the quarterly periods ended on 09/30/2008, 06/30/2008 and 09/30/2007, of Parent Company operations, its direct and indirect subsidiaries and its jointly-controlled companies. The principal figures of the subsidiaries and jointly-controlled companies individual quartely information included in the consolidation are presented in Attachment I.
The Company Investments in hydroelectric projects are made by the consortium contracts to participate in the Company’s liabilities and expenses, which is based on proportional participation by the quota holding on power output. The Company does not have joint responsibility for any obligation. Since there is no separated legal entity for the project, there are no separated financial statements, income tax return, net income or shareholders’ equity. The Brazilian legislation clearly states that there is no separate entity under the terms of consortium contract. Thus the Company recognizes the proportional participation of costs and its undivided participation in assets related to hydroelectric projects.
There were no changes in the practices of consolidation of the Company since 12/31/2007.
5.5- Summary of significant Accounting Policies
(a)	The Statements has been prepared with the same principles, methods and criteria consistent of the ones adopted in the period ended 12/31/07, except in the cases especified in the notes;

(b)	In preparing the condensed consolidated financial statements, the company is required to use estimates to account for certain assets, liabilities, and transactions. Therefore the consolidated financial statements include various estimates concerning the selection of useful lives of property, plant and equipment, provisions for losses on assets, contingent liabilities, operational provisions and other similar evaluations. Actual results may vary from the estimates; and

(c)	The rights and obligations in foreign currencies are demonstrated to the effective exchange rates of the Financial Statements R$ 1,9143 to US$ 1,00 on 09/30/08 (R$ 1,8389 to US$ 1,00 on 09/30/07) and in national currency, when applicase, are actualized monetarily according the contractual bases. On 10/20/03 the exchange rate was R$ 2,118 to US$ 1,00 representing a Real depreciation of approximately 10,64% in relation the 09/30/08. The quarterly information hold been prepared in accordance the account policies therefore do not show the changes effect in the exchange rates after the balance sheet date.
5.6- Cash and Cash Equivalents

	Consolidated		Parent Company
	30/09/2008	30/06/2008	30/09/2008	30/06/2008
Cash and bank accounts	1,152,556	1,095,644	65,208	55,209
Marketable securities linked to the interbank deposit certificate rate	13,896,171	998,060	12,918,673	240,494
Time deposits / Overnight	9,482,960	1,115,253	7,389,603	—
Fixed-yield bond investments (funds)	4,998,982	497,447	—	—
Others	67,396	39,981	—	—

	29,598,065	3,746,385	20,373,484	295,703

The increase primarily relates to the application of financial resources obtained through the global offering occurred in August 2008 (note 5.17)
5.7- Inventories

	Consolidated		Parent Company
	09/30/08	06/30/08	09/30/08	06/30/08
Finished products
. Nickel, co-products and sub products Inco	3,567,664	2,939,393	—	—
. Iron ore and pellets	1,278,844	1,291,685	1,101,113	1,095,671
. Manganese and ferroalloys	237,877	262,958	—	—
. Aluminum products	343,311	313,274	25,562	25,926
. Copper	46,282	49,532	46,282	49,532
. Steel products	81,475	53,331	—	—
. Other	175,088	155,922	78,958	62,622

	5,730,541	5,066,095	1,251,915	1,233,751

Spare parts and maintenance supplies	2,728,107	2,238,455	1,017,645	984,541

	8,458,648	7,304,550	2,269,560	2,218,292

5.8- Taxes to recover or offset

	Consolidated		Parent Company
	09/30/08	06/30/08	09/30/08	06/30/08
Income tax	1,590,574	680,965	1,024,061	424,521
Value-added tax — ICMS	728,810	659,541	446,791	464,020
PIS and COFINS	952,448	898,531	180,116	200,003
INSS	39,755	25,067	22,031	24,708
Others	51,837	361,241	31,832	31,310

Total	3,363,424	2,625,345	1,704,831	1,144,562

Current	2,902,071	2,093,228	1,541,052	965,368
Non-current	461,353	532,117	163,779	179,194

	3,363,424	2,625,345	1,704,831	1,144,562

5.9- Income Tax and Social Contribution
The amounts reported as income tax and social contribution, which affected the results for the period, are as follows:

	Consolidated					Parent Company
	Trimestres (Não revisado)			Acumulado		Acumulado
	3Q/08	2Q/08	3Q/07	09/30/08	09/30/07	09/30/07	09/30/07
Income before income tax and social contribution	12,459,581	7,366,745	6,676,186	22,784,757	23,768,447	19,898,773	17,764,908
Results of equity investment	(1,037,428)	943,411	643,678	355,163	1,831,206	(13,612,450)	(8,402,127)

	11,422,153	8,310,156	7,319,864	23,139,920	25,599,653	6,286,323	9,362,781

Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%	34%	34%

Federal income tax and social contribution at statutory rates	(3,883,532)	(2,825,453)	(2,488,754)	(7,867,573)	(8,703,882)	(2,137,350)	(3,183,346)

Adjustments that affects the basis of taxes:

Income tax benefit from interest on stockholders’ equity	286,675	286,674	209,497	868,960	635,019	868,960	635,019
Fiscal incentives	15,624	118,398	45,522	160,504	243,507	90,516	110,814
Results of overseas companies taxed by different rates wich diference than the parent company rate	3,612,745	(29,133)	555,278	4,034,511	1,155,666	—	—
Reduced incentive rate	29,105	44,964	17,978	90,906	62,625	—	—
Others	50,747	(166,632)	28,143	(417,009)	(295,630)	538,369	268,499

Income tax and social contribution	111,364	(2,571,182)	(1,632,336)	(3,129,701)	(6,902,695)	(639,505)	(2,169,014)

The deferred assets and liabilities related to income tax and social contribution arising from tax losses, negative social contribution bases and temporary differences are recognized from an accounting standpoint considering an analysis of likely future results, based on economic and financial projections prepared based on internal assumptions and macroeconomic, commercial and fiscal scenarios which could change in the future.
Vale has certain tax incentives of reduction and exemption of income taxes. The incentives are calculated based on exploration profit and are based on the production levels recognized and incentive to the defined periods of each product and expire from 2008 to 2013. An amount equal to the tax saving must be appropriated to a reserve account with in stockholders’ equity and may not be distributed in the form of cash dividends.
Vale also has also tax incentives related to Goro Project in New Caledonia. These incentives include an income previsions tax exemption during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax exemption.
In addition, Goro qualifies for certain exemptions from indirect taxes such as import duties during the construction phase of the commercial life of the project. Certain of these tax benefits, including the income tax exemption, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. Vale is subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, there has been no net income for New Caledonia tax purposes. The benefits of this legislation are expected to apply with respect to any taxes otherwise payable once the Goro project is in operation.

5.10- Investments
Consolidated

			Equity Results
	Investments		Trimestres (Não revisado)			Acumulado
	09/30/08	06/30/08	3Q/08	2Q/08	3Q/07	09/30/08	09/30/07
Investimentos avaliados a mercado ( a )
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (b)	380,160	750,408	15,168	17,525	13,084	32,693	24,255
ThyssenKrupp CSA — Cia Siderúrgica	848,979	737,548	—	—	—	—	—
Mirabela Nickel Ltd	81,375	112,038	—	—	—	—	—
Hudbay Minerals Inc.	43,179	75,397	—	—	—	—	—
Heron Resources Inc	13,846	18,896	—	—	—	—	—

	1,367,539	1,694,287	15,168	17,525	13,084	32,693	24,255

Investimentos avaliados pelo método de equivalência patrimonial
Log-In — Logistica Intermodal S/A.	208,362	201,445	470	8,423	7,009	18,107	2,670
Shandong Yankuang International Company Ltd.	47,393	39,805	(3,338)	2,962	421	(302)	(3,355)
Henan Longyu Resources Co. Ltd.	360,117	253,330	35,778	36,850	19,441	110,294	67,006

	615,872	494,580	32,910	48,235	26,871	128,099	66,321

Outros	239,163	177,654	604	3,688	4,275	2,379	6,815

	2,222,574	2,366,521	48,682	69,448	44,230	163,171	97,391

(a)	Investimentos avaliados a valor de mercado, ou equivalente, a partir de junho de 2008, com reflexo no grupo de Ajustes de Avaliação Patrimonial no patrimônio líquido.

(b)	Os valores registrados como equivalência patrimonial referem-se a dividendos recebidos
5.11- Intangible
These assets refer basically to goodwill based on future results expectative.

			Goodwill amortization
	Intangible		Trimestres (Não revisado)			Accumulated
Intangible by segment	09/30/08	06/30/08	3Q/08	2Q/08	3Q/07	09/30/08	09/30/07
Iron ore and pellets
Goodwill of Minerações Brasileiras Reunidas - MBR (Includes goodwill Caemi) (b)	4,199,027	4,337,639	(138,612)	(138,612)	(138,612)	(415,836)	(401,305)
Other companies (a, b)	5,749	5,672	(829)	(677)	(2,479)	(2,524)	(6,905)

	4,204,776	4,343,311	(139,441)	(139,289)	(141,091)	(418,360)	(408,210)

Nickel
Goodwill of Inco Limited (a, b)	6,056,935	6,063,399	(212,143)	(195,230)	(203,488)	(655,157)	(563,534)
Other rights Vale Inco	749,056	671,553	—	—	—	—

	6,805,991	6,734,952	(212,143)	(195,230)	(203,488)	(655,157)	(563,534)

Coal
Goodwill of Vale Australia (a, b)	166,504	91,806	(1,100)	(1,696)	—	(4,532)	—

Total consolidated	11,177,271	11,170,069	(352,684)	(336,215)	(344,579)	(1,078,049)	(971,744)

Intangible not recorded at the parent company	(749,056)	(671,553)	—	—	—	—	6,905

Total parent company	10,428,215	10,498,516	(352,684)	(336,215)	(344,579)	(1,078,049)	(964,839)

(a)	Goodwill not recorded in the parent company; and

(b)	Goodwill based on future results expectation (stated period of amortization of 10 years).

5.12- Property, Plant and Equipment
(a) By type of asset:

		Consolidated				Parent Company
	Property, Plan and	09/30/08			06/30/08		09/30/08		06/30/08
	Equipment - By		Accumulated				Accumulated
	Type of Asset	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net
Lands	0.00%	292,151	—	292,151	230,654	148,731	—	148,731	133,947
Buildings	3.65%	8,142,628	(2,748,706)	5,393,922	5,486,297	3,183,431	(904,216)	2,279,215	2,166,958
Installations	3.78%	26,582,974	(9,121,519)	17,461,455	16,351,846	12,936,970	(3,902,679)	9,034,291	8,937,397
Equipment	7.36%	10,981,626	(4,840,117)	6,141,509	7,296,231	4,419,852	(1,564,557)	2,855,295	2,762,843
Information technology equipment	20.00%	1,925,513	(1,033,195)	892,318	929,569	1,522,036	(869,196)	652,840	834,915
Railroads	3.03%	13,166,003	(4,235,203)	8,930,800	8,621,685	9,974,408	(3,804,579)	6,169,829	5,899,800
Mineral rights	3.25%	25,312,199	(2,726,324)	22,585,875	21,011,701	1,645,812	(368,139)	1,277,673	1,252,807
Others	7.30%	12,598,586	(1,537,495)	11,061,091	7,418,551	2,896,375	(1,365,041)	1,531,334	1,567,494

		99,001,680	(26,242,559)	72,759,121	67,346,534	36,727,615	(12,778,407)	23,949,208	23,556,161
Construction in progress		27,647,542	—	27,647,542	23,742,993	7,039,188	—	7,039,188	6,343,234

Total		126,649,222	(26,242,559)	100,406,663	91,089,527	43,766,803	(12,778,407)	30,988,396	29,899,395

5.13- Loans and Financing
Current

	Consolidated		Parent Company
	09/30/08	06/30/08	09/30/08	06/30/08

Trade finance	1,204,787	1,202,225	—	—
Working capital	100,587	—	—	—

	1,305,374	1,202,225	—	—

Non-current

	Consolidated				Parent Company
	Current liabilities		Long-term liabilities		Current liabilities		Long-term liabilities
	09/30/08	06/30/08	09/30/08	06/30/08	09/30/08	06/30/08	09/30/08	06/30/08
Foreign operations

Loans and financing in:
U.S. dollars	430,339	375,657	12,585,976	10,495,844	323,960	272,831	862,406	839,944
Other currencies	47,666	67,902	396,311	335,390	6,440	6,471	16,064	14,949
Notes in U.S. dollars	—	228	12,700,106	10,623,296	—	—	—	—
Export securitization (*)	104,565	86,098	313,943	283,134	—	—	—	—
Perpetual notes	—	59	158,264	131,610	—	—	—	—
Accrued charges	425,052	386,473	—	—	7,661	18,338	—	—

	1,007,622	916,417	26,154,600	21,869,274	338,061	297,640	878,470	854,893

Local operations

Indexed by TJLP, TR, IGP-M and CDI	115,295	67,966	4,536,522	4,523,279	76,568	66,129	4,327,830	4,344,456
Basket of currencies	2,750	2,367	8,978	8,026	2,710	2,292	8,979	8,026
Non-convertible debentures	—	—	5,970,658	5,961,631	—	—	5,500,000	5,500,000
Accrued charges	365,943	184,868	—	—	365,943	184,869	—	—

	483,988	255,201	10,516,158	10,492,936	445,221	253,290	9,836,809	9,852,482

	1,491,610	1,171,618	36,670,758	32,362,210	783,282	550,930	10,715,279	10,707,375

(*)	Debt securities secured by future receivables arising from certain exports sales.

The long-term portion as of September 30, 2008 matures as follows:

	Consolidated		Parent Company
2009	204,058	1%	28,378	0%
2010	4,914,853	13%	1,902,745	18%
2011	4,902,598	13%	296,152	3%
2012	1,586,411	4%	189,214	2%
2013 onwards	24,433,915	67%	8,298,790	77%
No due date (Perpetual notes and non-convertible debentures)	628,923	2%	—	0%

	36,670,758	100%	10,715,279	100%

As of September 30, 2008, annual interest rates on long-term debt were as follows:

	Consolidated	Parent Company

Up to 3%	220,796	40,922
3.1% to 5%	11,196,642	1,102,987
5.1% to 7%	11,345,561	769,634
7.1% to 9%	5,761,588	722,353
9.1% to 11%	218,805	12,432
Over 11% (*)	8,850,233	8,850,233
Variable (Perpetual notes)	568,743	—

	38,162,368	11,498,561

(*)	Includes non-convertible debentures and other Brazilian-reais denominated loans that the interest is the at CDI and TJLP (Brazilian interbank certificate of deposit) rate accumulated variation plus spread. For these operations the Company have entered into derivative transactions to hedge the Company exposure on the floating rate debt denominated in reais contracted total. The average cost of these operations is R$9,878 while the average cost of such debt after hedge transactions is 5.18%.
The indexes applied to the Company debt and respective percentage variations in each quarter were as follows:

	%
	09/30/08	06/30/08	12/31/07
TJLP — Long-Term Interest Rate (effective rate)	1.5	1.5	1.5
IGP-M — General Price Index — Market	1.6	4.3	2.4
Devaluation of United States Dollar against Real	20.0	(9.0)	(1.3)
On January 28, 2008 the Company entered into a trade finance agreement on working capital in the amount of R$ 2 billion with final maturity in 2018.
In April 2008, Vale entered into agreements with Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the Brazilian National Development Bank and with long-term Japanese financing agencies, Japan Bank for International Cooperation (JBIC) and Nippon Export and Investment Insurance (NEXI) for the financing of the mining, logistics and power generation projects to be developed under Vale’s investment program for 2008-2012. Those agreements comprises a financial package of almost US$ 10 billion to support investments related to Vale’s growth initiatives
The Vale have total revolving credit lines with bank syndicates, which work as a short term liquidity buffer that allow a more efficient cash management. Under revolving credit facilities, amounts drawn and repaid can be disbursed again at the option of the Borrower. At September 30, 2008, the total amount available under revolving credit lines was of US$ 1,9 billion, being US$1.150 billion granted to Vale International and the balance to Vale Inco. As of September 30, 2008, neither Vale International nor Vale Inco had drawn any advance amount under these facilities and Vale Inco has drawn US$ 113,2 million by way of letters of credit.
Some of Vale long-term debt instruments has financial cover. The principal financial cover requires to keep requiring that certain ratios, such as debt to EBITDA and interest coverage. The Company is in full compliance with financial covenants as of September 30, 2008.
As of September 30, 2008, the US-dollar denominated fixed interest notes of R$12,700,106 (June 30, 2008 – R$10,623,296) and other debt of R$24,391,888 (June 30, 2008 – R$22,002,294) are not securitized. The export securitization of R$418,508 (June 30, 2008 – R$369,232) is collateralized by future receivables from certain export sales by the subsidiary CVRD Overseas Ltd. Loans from international lenders in the amount of R$109,559 (June 30, 2008 – R$110,785) are guaranteed by Brazilian Federal Government, to which The Company has provided guarantees in the same amount. The remaining long-term debt of R$ 542,307 (June 30, 2008 – R$507,061 is collateralized mainly by receivables from the subsidiaries.
5.14- Contingent Liabilities
The Company and its subsidiaries are party to labor, civil, tax and other suits and have been contesting these matters both administratively and in court. When applicable, these are backed by judicial deposits. Provisions for losses are estimated and restated monetarily and backed by management opinions and of the Legal Department and outside counsel.
At the Financial Statements dates the contingent liabilities of the Company were:
(a)	Provisions for contingencies net from judicial deposits, considered by management and its legal counsel as sufficient to cover losses from any type of lawsuit, as follows:

	Consolidated		Parent Company
	09/30/08	06/30/08	09/30/08	06/30/08
I) Tax contingencies	2,254,933	2,237,539	1,248,980	1,293,708
(-) Judicial deposits	(982,308)	(958,069)	(847,155)	(830,429)

	1,272,625	1,279,470	401,825	463,279

II) Civil contingencies	433,013	397,914	258,275	211,216
(-) Judicial deposits	(40,379)	(72,003)	—	—

	392,634	325,911	258,275	211,216

III) Labor contingencies	1,075,680	969,650	889,822	784,685
IV) Environmental contingencies	32,914	27,297	8,529	3,335

Total accrued liabilities	2,773,853	2,602,328	1,558,451	1,462,515

		09/30/08		09/30/08

Balance at the beginning of the period		2,602,328		1,462,515
Provisions, net of reversals		(190,857)		(181,586)
Payment		(9,879)		(9,652)
Monetary update		364,875		303,900
Judicial deposits		7,386		(16,726)

Balance at the end of period		2,773,853		1,558,451

1)	Tax Contingencies:
The major suits are:
•	Value-Added Tax on Sales and Services (ICMS) – The contingent figure refers to the credit right of differential rates regarding the transfer of assets between company branches;

•	Services Tax (ISS) – The major claims are regarding local tax collecting disputes;

•	Tax for Social Security Financing (COFINS) – The major contingencies, related to merged companies refer to the increase of the rate from 2% to 3% between 1999 and 2000;

•	Import Duty (II) – The provision made is related to the Fiscal classification of equipment importation by merged companies;

•	Additional Compensation to harbour workers (AITP) – Amounts regarding the collection of compensation amounts for public harbour workers equalized to Private Harbour;

•	Income Tax and Social Contribution – Essentially regarding a fiscal loss compensation and negative bases of social contribution disputing the limit of 30% of taxable earnings and monetary variations of asset from merged companies; and

•	Others – Regarding dispute of tax credit compensations and basis of calculation of Finance Compensation by Exploration of Mineral Resources — CFEM.
2)	Civil Contingencies:
The civil actions are principally related to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans, accidents and return of land.
3)	Labor Contingencies:
Labor and social security — related actions principally comprise claims for (a) payment of time spent traveling from their residences to the work-place, (b) additional health and safety related payments and (c) disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

In addition to the contingencies, there are other contingent provisions, which there are possible losses totaling R$6,254,987 (R$ 3,081,664, parent company) based on the advice of legal counsel, it was not necessary to constitute any provision.

(b)	In connection with the Girardin Financing, the Company provides certain guarantees on behalf of Goro pursuant to which we guaranteed payments due from Goro of up to a maximum amount of US$100 millions (“Maximum Amount”) in connection with an indemnity. We also provided an additional guarantee covering the payments due from Goro of: (a) amounts exceeding the Maximum Amount in connection with the indemnity and (b) certain other amounts payable by Goro under a lease agreement covering certain assets.

The Company provides a guarantee covering certain termination payments due in new Caledonia from Goro to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the Goro nickel-cobalt project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA is as a result of a default by Goro and the date on which an early termination of the ESA were to occur. If Goro defaults under the ESA prior to the anticipated start date for supply of electricity to the project, the termination payment, which currently is at its maximum, would be €$ 145 million. Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.

The Company expects such guarantees to be not executed and therefore no provisions for losses have been made.

(c)	At the time of our privatization in 1997, the Company issued debentures to its then-existing shareholders, including the Brazilian Government. The terms of the debentures, were set to ensure that the pre-privatization shareholders, including the Brazilian Government would participate in possible future financial benefits that could be obtained from exploiting certain mineral resources.

A total of 388,559,056 Debentures were issued at a par value of R$0.01 (one cent), whose value is to be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.

The debenture holders are entitled to receive semi-annual payments (in may and September) equivalent to a percentage of the net revenue deriving from certain mineral resources owned in May 1997 and included in the Issue Deed.

According to the Debenture Issue Deed, the amount of the premium must include interest up to the month prior to that of effective payment, plus 1% in the month in which the funds are made available to the debenture holder.

The accumulated sales of iron ore of the mines covered by the debentures, in the period between May 1997 and September 30, 2008, were 596 million metric tons in the Southeast System and 671 million metric tons in the North System, Carajas. In the event of the annual sales of iron ore remain equal to the level achieved in the last twelve months, the levels mentioned in the Issue Deed to start payment of premium of 1.7 billion metric tons for the Southeast System and 1,2 billion metric tons to the North System, would be achieved in 2018 and 2013, respectively. However, this prediction could not be confirmed and may the dates mentioned to achieve the levels of production of 1.7 billion tons (Southeast System) and 1.2 billion tons (System North) are anticipated or neglected.

In September 2008, the Company paid interest on debentures in the amount of R$11,121 (R$21,928 in 2007).
5.15- Provision for asset retirement obligations
On 09/30/08, the consolidated provision for asset retirement obligations amounted to R$1,798,122 (R$869,427 in the parent company), which was accounted for in “Provision for asset retirement obligations” in non-current liabilities and R$115,228
(R$ 45,568 in the parent company) classified in “Other” in current liabilities.

5.16- Pension Plan
The following information shows the details the status of the defined benefit elements of the Company plans, of the valuation of actuarial obligations and of the sponsor contribution to the plans.
a)	Pension Plan

The results of the actuarial valuation were as follows:

	Consolidated
	09/30/08			06/30/08
	(*) Overfunded	Underfunded	Underfunded	(*) Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Fair value of plan assets at the end of the year	(5,702,768)	(7,628,866)	(2,621,039)	(5,683,264)	(6,341,242)	(2,164,272)
Fair value of assets at the end of the year	7,468,808	6,922,151	18,369	8,002,692	5,756,345	15,276

Total	1,766,040	(706,715)	(2,602,670)	2,319,428	(584,897)	(2,148,996)

Actuarial assets / (liabilities) recorded in the balance sheet:
Short-term	—	(40,404)	(126,258)	—	(33,597)	(104,997)
Long-term	—	(666,311)	(2,476,412)	—	(551,300)	(2,043,999)

Actuarial assets / (liabilities) recorded in the balance sheet	—	(706,715)	(2,602,670)	—	(584,897)	(2,148,996)

	Parent Company
	09/30/08			06/30/08
	(*) Overfunded	Underfunded	Underfunded	(*) Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Fair value of assets at the end of the year	7,468,808	—	—	8,002,692	—	—
Fair value of plan assets at the end of the year	(5,702,768)	—	—	(5,683,264)	—	—

Actuarial assets / (liabilities) recorded in the balance sheet	1,766,040	—	—	2,319,428	—	—

(*)	The Company has not recorded the actuarial asset on its balance sheet, since there is no clear evidence to its realization, as established by item 49 of NPC 26.
b)	Actuarial liability

Refers to the responsibility of the Company to complement the retirements, pensions and health assistance related to the incentive to the disconnecting of some employees occurred between 1987 and 1989.

The results of the actuarial evaluation of this liability are as follows:

			Consolidated (*)
	09/30/08		06/30/08
		“Abono		“Abono
	Health care	Complementação”	Health care	Complementação”
Fair value of assets at the end of the year	—	326,980	—	303,895
Fair value of plan assets at end of year	(269,987)	(682,631)	(267,633)	(674,306)
Actuarial liabilities recorded in the balance sheet:
Short-term	(26,650)	(68,886)	(22,290)	(79,486)
Long-term	(243,337)	(286,765)	(245,343)	(290,925)

	(269,987)	(355,651)	(267,633)	(370,411)

(*)	The values of the Consolidated are the same of the Parent Company.

c)	Sponsor contributions

The contributions are as follows:

	Consolidated
	09/30/08	06/30/08
Overfunded pension plans	(48,365)	(29,960)
Underfunded pension plans	(302,327)	(197,317)
Underfunded other benefits	(68,384)	(42,898)
Complementary value (*)	(66,089)	(49,777)
Healt insurance plan for retired employee (*)	(22,325)	(16,686)

Total contributions	(507,490)	(336,638)

(*)	Refers to actuarial liabilities
5.17- Paid-up Capital
Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book net equity value of the share, whichever is greater.
At the Extraordinary Shareholders’ Meeting held on April 27, 2007 the capital stock was increased to R$28,000,000. The capital increase is due through capitalization of the expansion/ investment reserve in the amount of R$7,672,690 capitalization of the legal reserve in the amount of R$751,545, and capitalization of the fiscal incentives reserve in the amount of R$83,364 without new stock issue.
On August 30, 2007 the Extraordinary General Shareholders’ Meeting approved the forward-stock split. Since September 2007, each existing share, both common and preferred, became two shares.
For comparative purposes, the effects of the split were considered retroactively in the calculation of net income per share presented in the statement of income.
In July 2008, the Company issued 256,926,766 common shares and 164,402,799 preferred shares through a global offering, which consisted of a registered offering in Brazil and an international offering, which included a registered offering in the United States of America. As a result, the Company raised R$18,450 million and increased capital by the same amount. Accordingly, capital is now composed by 3,256,726,482 common shares and 2,108,579,618 preferred shares, totaling R$47,434 million. On August 2008, through additional offering, the Company issued 24,660,419 preferred shares, raising R$984 million. After the closing of the operation, Vale’s capital stock increased by R$ 19,434 million and corresponding transaction cost of R$ 161 were recorded as a reduction of the additional paid-in capital account.
The Board of Directors has the power, without the necessity of a statutory change, to deliberate the issue of new shares (authorized capital) including the capitalization of revenue and reserves until the authorized limit of 3,600,000,000 common shares and 7,200,000,000 preferred shares without par value.
The members of the Board of Directors and Executive Board together own 166,915 common shares and 715,112 preferred shares.
5.18- Resources linked to future mandatory conversion in shares
In June, 2007, the Company issued mandatory convertible notes in the amount of R$3,601, net of interest R$3,064, with maturity in 2010. The notes, pay a coupon of 5.50% a.a quarterly and the right to receive the participation of the additional equivalent for the distribution in cash paid to the ADS’s holders. These notes were classified as a capital instrument, mainly because of the fact that there is no option, from the part of the Company or from the part of the holders to liquidate, totally or in part this operation with financial resources, being the conversion mandatory.
In alignment with the international practices and after analysis, was concluded that the Mandatory convertible notes are similar to equity notes and for this reason are recognized as a specific part of the equity, net of financial changes.
The resources linked to future mandatory conversion, net of interest, are represented by a maximum of 56,582,040 common shares are equivalent to R$2,111 and the ones represented by a maximum of 30,295,456 preferred shares are equivalent to R$926 millions. All the shares are currently in treasury stock (see note 5.20).
On October 16, 2008, Vale announced it will pay additional interest to holders of mandatory convertible notes, the series RIO and RIO P, in the amount of R$ 1.187165 and R$ 1.409004, respectively, converted into U.S. dollars in accordance with a real exchange rate / U.S. dollar prevailing on 10/31/08.

5.19- Incentives of long stated period
In 2008, with the purpose of introducing a “shareholders vision” to certain of the Company executives, as well as improving retention and reinforcing the culture of sustainable performance, the Board of Directors approved a long-term incentive compensation plan, which was implemented in April 2008, in respect with a three-year cycle (2008 to 2010).
Under the terms of the plan, the participants, restricted to certain executives, may elect to allocate part of their annual bonuses to the plan. That portion of the bonus allocated to the plan is in fact used by the executive to purchase preferred shares of Vale, through a defined financial institution), at market conditions and with no benefit provided by Vale.
The shares purchased by each executive have no restrictions and may, at the participant’s discretion, be sold at any time. However, in order to be entitled to the long-term incentive compensation plan to be provided by Vale, the amount of shares initially purchased by the executives on the plan’s adoption, must be held for a three-year period, and, the executive must retain its employment relationship with Vale during that period.
Upon meeting these two conditions described above (keeping the number of shares purchased, and, remaining Vale’s employees, over three years), the participant become entitled to receive from Vale, a cash payment equivalent to the total amount of shares held, based on market rates.
The Comapny account for the compensation cost provided to executives under this long-term incentive compensation plan, following the requirements of IFRS (International Financial Reporting 2 – Share – Based Payment). Liabilities are measured at each reporting date at fair value, based on market rates. Compensation costs incurred are recognized, over the defined three-year vesting period. At September 30, 2008, the Company have recognized a long-term liability of R$ 6,689, relating to 714,081 shares.
5.20- Treasury Stock
On 06/21/06 the Board of Directors approved a buy-back program of its preferred shares, during a maximum term of 180 days. By the end of the program, 30,299,200 preferred shares have been acquired.
On 09/30/08, the Company had 56,582,040 common shares and 30,340,904 preferred shares, which are held in treasury in the amount of R$ 790,214.
On October 16, 2008, The Board of Directors approved a program to repurchase up to 69,944,380 shares invloving up to 169,210,249 common shares and preferred shares, amounting respectively to 5.5% and 8.5% of the total number of shares of each class in movement (“free float”) based on the equity position of 09/30/08.

Shares
		Quantity	Unit acquisition cost			Average quoted market price
Class	09/30/08	06/30/08	Average	Low	High	09/30/08	06/30/08
Preferred	30,340,904	30,341,012	43.45	41.13	45.15	45.66	49.47

Common	56,582,040	56,582,040	4.63	3.34	8.68	53.87	58.90

	86,922,944	86,923,052

5.21- Remuneration of Stockholders
On April 30, 2008, the Company paid R$2,109,750 to shareholders, of which R$1,150,495 as interest on capital and R$959,255 as dividends.
On October 10, 2008 the Board of Directors approved the payment of the second tranche of compensation to shareholders in 2008, amounting to R$ 3,448,160, the amount of R$ 2,717,000 in the form of interest on capital and R$ 731,160 in the form of dividends.

5.22- Financial Results
Consolidated — Parent Company

	Quarter
	3Q/08	2Q/08	3Q/07
Financial expenses

Interest	(509,184)	(445,648)	(599,771)

Labor, tax and civil contingencies	(40,093)	(14,872)	(36,897)
CPMF	—	—	(41,516)
Others	(197,042)	(253,163)	(418,281)

	(746,319)	(713,683)	(1,096,465)

Financial income

Related parties	1,041	3,068	2,548
Marketable securities	431,063	42,671	35,708
Others	34,641	4,472	25,313

	466,745	50,211	63,569

Derivatives	(1,111,776)	1,240,512	665,536

Monetary and exchange rate variation on assets:

Cash and cash equivalents	2,356,970	(273,606)	(227,613)
Accounts receivable	1,812,034	(650,794)	(495,841)
Loans	(4,768,344)	2,380,257	2,355,052
Others	3,302,924	(2,922,754)	(1,126,289)

Net	2,703,584	(1,466,897)	505,309

Financial income (expenses), net	1,312,234	(889,857)	137,949

Consolidated — Parent Company

	Accumulated
	Consolidated		Parent Company
	09/30/08	09/30/07	09/30/08	09/30/07
Financial expenses
Interest	(1,509,991)	(2,110,340)	(2,048,766)	(2,430,992)
Labor, tax and civil contingencies	(131,795)	(118,218)	(121,840)	(110,749)
CPMF	—	(222,996)	—	(167,534)
Others	(822,510)	(1,480,063)	(305,590)	(1,016,201)

	(2,464,296)	(3,931,617)	(2,476,196)	(3,725,476)

Financial income
Related parties	6,492	5,255	26,102	20,343
Marketable securities	527,453	161,777	397,489	40,257
Others	100,708	367,613	10,218	9,499

	634,653	534,645	433,809	70,099

Derivatives	(490,204)	1,263,322	(162,174)	1,230,409

Monetary and exchange rate variation on assets:
Cash and cash equivalents	2,045,925	(656,984)	1,271,686	22,411
Accounts receivable	1,016,464	(1,259,142)	72,887	72,887
Loans	(2,037,323)	5,408,389	(898)	934,641
Others	(339,104)	(1,481,631)	(273,475)	(5,120)
Related parties	95	5,611	(2,249,833)	4,282,321

Net	686,057	2,016,243	(1,179,633)	5,307,140

Financial income (expenses), net	(1,633,790)	(117,407)	(3,384,194)	2,882,172

5.23- Financial Instruments — Derivatives
Risk Policy
Vale considers the effective management of risk a key objective to support our growth strategy and financial flexibility. In furtherance of this objective, the board of directors has established an enterprise risk management policy and a risk management committee.
The risk management policy determines that Vale must evaluate the cash flow risk regularly with the purpose of risk mitigation, when necessary, reducing the volatility in cash flow. The risk management activities are conducted in accordance with the risk management policy, which prohibits speculative transactions and requires diversification of transactions and counterparties.
The company regularly monitors and evaluates the consolidated position in order to follow the financial results and asses the impact on Vale’s cash flow, to ensure that the targets originally outlined will be met. The risk management committee assists our executive officers in managing and reviewing information related to the activities of managing risk, associated with market risks, credit or operational, including relevant policies, procedures and practices used in the administration of risk.
Considering the nature of business and operations of Vale, the main market risk factors to which we are exposed are as follows:
•	Interest rates,

•	Exchange rates, and

•	Product Price
Vale uses major financial institutions for its hedge practices, and periodically reviews the credit limits and creditworthiness of the hedging counterparties.
Methodology of calculating fair value of the positions
The company evaluates the present value of financial instruments through the use of market curves that impact the market instrument on the dates of verification.
In the case of options, the pricing is done using the Black & Scholes model, a model widely used for evaluation of options, which basically uses the volatility and price of the underlying asset, the strike price of active-object, the exercise price of the option, the interest rate and the tenor to maturity.
In the case of swaps, both assets and liabilities are estimated independently and brought to present value, where the difference between the swap legs of the result creates the market value of the swap.
Contracts subject to margin call
Vale has contracts, with margin calls; only on derivative transactions of copper and nickel hired by Vale Inco. The total value of margin posted in cash on September is R$ 31,8 million in cash. Of this amount, R$ 23,4 million refers to positions that mature in 2008; and R$ 8,4 million in 2009.
Exchange rate and interest rate risk
The company cash flow is subjected to volatility of several currencies against the dollar. Prices of most of our products are indexed to the U.S.dollar and represent about 94% of total revenue, whilst the majority of the costs, expenses and investments are indexed to currencies other than U.S. dollars, mainlyBrazilian reais and Canadian dollars.
Thus, the reference currency for the company’s basic obligations is the U.S. dollar and the potential volatility risk of the company’s cash flow would be from the neglect of the indebtedness floating in Reais with the revenues, almost entirely denominated in dollars. To that end, the Company use derivative instruments, whose portfolio consists primarily of interest rate swaps to convert the cash flows from floating into cash flows in U.S. dollars at rates fixed and floating with no leverage.
Moreover, the company is exposed to interest rate risks on loans and financing. The floating rate debt in U.S. dollars includes pre-payment of exports, loans at commercial banks and multilateral organizations. In general, the floating rate debt in dollars are indexed to U.S. LIBOR (London Interbank Offered Rate). The Company considers the natural hedge between dollar and metal prices to mitigate the effects of the volatility of interest rates in our cash flow. When there is no natural hedge, the company can choose to obtain the same effect through the use of financial instruments.

The debts exposed to Brazilian floating interest rates are loans such as bonds BNDES’ loans and financing for the purchase of goods and services made in the Brazilian market. These debts linked to Brazilian reais are mainly indexed to CDI and TJLP.
The nominal and fair values of each instrument are shown below. In the gray area, we present the annual cash disbursements related to each position considering an hipotethical event in which the variables remain exactly as observed on 30/09/2008.

	Fair Value		Actual Fair Value
thousands R$	30/06/2008	30/09/2008	4Q2008	2009	2010	2011	2012
Debentures	1,297,305	553,168	237,707	397,155	(81,694)
Purchase money	235,329	136,965	46,721	127,612	(37,368)
NCE	193,906	(190,182)	0	54,957	56,887	66,446	(150)
TJLP	(24,634)	(200,657)	2,617	6,400	(752)	(5,856)	46,344
PayRoll	193,797	0
Platinum	(34,467)	(3,479)	(3,479)
Natural Gas	18,647	(3,342)	(1,597)	(1,744)
Interest rate	(8,410)	(10,542)	(227)	(4,739)	(3,717)	(1,860)
Copper	(261,971)	(77,419)	(77,419)
Nickel	(57,364)	(118,503)	(39,523)	(70,904)	(8,076)
Gold	(34,010)	(18,637)	(18,637)
Aluminum	(247,936)	(39,370)	(39,370)
KFW	6,071	4,900	4,900
Cash Flow		29,408	29,408

Total Amount	1,276,262	62,310	141,102	508,738	-74,720	58,730	46,194

% Revenue in last 12 months		0.09%	0.20%	0.72%	-0.11%	0.08%	0.07%

	Actual Fair Value
thousands R$	2013	2014	2015	2016	2017	2018	2019
Debentures
Purchase money
NCE	41,742	34,542	(444,607)
TJLP	1,971	(114,820)	(18,295)	(18,444)	(18,495)	(18,514)	(62,814)
PayRoll
Platinum
Natural Gas
Interest rate
Copper
Nickel
Gold
Aluminum
KFW
Cash Flow

Total Amount	43,713	-80,278	-462,902	-18,444	-18,495	-18,514	-62,814

% Revenue in last 12 months	0.06%	-0.11%	-0.66%	-0.03%	-0.03%	-0.03%	-0.09%

Revenue in last 12 months		70,341,000

	Notional		Notional
	Value		Value		Fair Value	Fair Value	Receipt (Payment)	Accumulated until	Fair Value by due			2011
	09/30/08		06/30/2008		09/30/2008	06/30/2008	09/30/2008	06/30/08	date 2008	2009	2010	onward (a)
Debenture
Swap
Asset		5,430,891		5,430,891	6,105,874	5,828,990	156,521	121,671	237,707	397,155	(81,694)	—
Liability	US$	2.589.800	US$	2.589.800	(5,552,705)	(4,531,685)

					553,169	1,297,305
Financiamento para aquisição de bens e serviços
Swap
Asset		984,738		984,738	1,283,733	1,204,745	42,369	42,369	46,721	127,612	(37,368)	—
Liability	US$	484.000	US$	484.000	(1,146,768)	(969,417)

					136,965	235,328
NCE
Swap
Asset		1,479,695		1,580,955	1,560,276	1,549,917	28,836	—	—	54,957	56,887	66,446
Liability	US$	850.000	US$ 900.000		(1,750,458)	(1,356,011)

					(190,182)	193,906
TJLP
Swap
Asset		1,171,164		1,171,164	907,457	899,014	11,027	6,065	2,617	6,400	(752)	(5,856)
Liability	US$	685.444	US$ 685.444		(1,108,114)	(923,648)

					(200,657)	(24,634)

	Details from 2011 onward
(a) Fair Value by due date	2011	2012	2013	2014	2015	2016	2017	2018	2019
NCE	66,446	(150)	41,742	34,542	(444,607)	—	—	—	—

TJLP	(5,856)	46,344	1,971	(114,820)	(18,295)	(18,444)	(18,495)	(18,514)	(62,814)
In order to reduce the volatility in cash flow associated with a funding of KFW indexed to EURIBOR, the company decided to enter into a swap transaction where the flows in Euros are converted into dollars.

	Notional	Notional
	Value	Value	Valor Justo	Valor Justo	Receipt (Payment)	Accumulated until	Valor Justo por vencimento
	09/30/2008	06/30/08	09/30/2008	06/30/08	09/30/2008	06/30/08	2008	2009	2010	2011
KFW
Asset portion	EUR 8.400	EUR 9.600	4,900	6,071	604	604	4,900	—	—	—
Liability portion	US$ 9.400	US$10.800	—	—	—	—		—	—	—
In order to reduce the volatility in cash flow regarding a floating rate debt, Vale Inco made a swap to exchange floating rate flows to fixed rate flows in Dollars.

	Notional	Notional
	Value	Value	Fair Value	Fair Value	Receipt (Payment)	Accumulated until	Fair value by due date
	09/30/2008	06/30/08	09/30/2008	06/30/08	09/30/2008	06/30/08	2008	2009	2010	2011
Taxa de Juros	US$ mil	US$ mil
(Not revised)
Swap	200,000	200,000	(10,542)	(8,410)	(3,522)	(1,688)	(227)	(4,739)	(3,717)	(1,860)
In projects developed outside Brazil and Canada, we also have exposure to other currencies. We use derivative instruments to reduce the volatility in cash flow due to the currency mismatch of our revenues, costs and investments

	Notional	Notional
	Value	Value	Valor Justo	Valor Justo	Receipt (Payment)	Accumulated until	Valor Justo por vencimento
	09/30/2008	06/30/08	09/30/2008	06/30/08	09/30/2008	06/30/08	2008	2009	2010	2011
Fluxo de caixa
Asset portion	100,000	100,000	192,113	—	—	—	29,408	—	—	—
Liability portion	158,620	158,620	-162,705	—	—	—	—	—	—	—

			29,408

Prices risk of Products
Vale is exposed to several market risks related to the volatility of world market prices in its products. Currently, our derivatives transactions involving derivatives associated to the price of our products/inputs, including nickel, copper, gold, platinum and natural gas, all of them with the aim to reduce the impact of the volatility of the company cash flow.
Nickel - The company has some future contracts on the London Metal Exchange (LME), with the aim to keep its exposure to the fluctuations of nickel prices, as our product in some cases is sold in fixed prices. The fixed part of this contracts is recorded as an embedded derivative and its market value on September 30 was R$ 132,6 million. Vale also participates in future LME contracts to reduce the risk of price mismatch between cost of intermediate products and price of finished products.

	Notional	Notional			Receipt (Payment)	Fair Value by due
	Value	Value	Fair Value	Fair Value	Accumulated until	date
	09/30/2008	06/30/08	09/30/2008	06/30/08	2008	2008	2009	2010	2011
Nickel	Ton	Ton
(Not revised)
Futures	6,900	6,702	(118,503)	(57,364)	(13,724)	(43,264)	(67,199)	(8,040)	—
Besides the contracts above, we have purchase contracts of intermediate products of nickel and copper that has a pricing settlement based on commodity index, leading this contracts to be treated as embedded derivatives. The market value of this position on September 30 was
R$ 59,34 million.
Aluminum - In order to reduce the volatility of cash flow after Inco’s acquisition, as a result of the additional debt incurred, Vale made hedging operations of copper and aluminum. In the case of aluminum, the operations as presented below:

	Notional	Notional
	Value	Value	Fair Value	Fair Value	Receipt (Payment)	Accumulated until	Fair value by due date
	09/30/2008	06/30/08	09/30/2008	06/30/08	09/30/2008	06/30/08	2008	2009	2010
Aluminum	Ton	Ton
(Not revised)
Forward	12,000	177,000	(2,113)	283			(2,113)
Put	88,500	177,000	1,266	(141,119)	(239,458)	(146,222)	1,266
Call	88,500	24,000	(8,079)	(27,720)			(8,079)
Other instruments	16,500	33,000	(30,443)	(79,379)			(30,444)

			(39,369)	(247,935)
Additionally, there is a embedded derivative on the purchase contract of energy of Albras with Eletronorte, for wich the company has a negative fair value of R$ 46,8 millions in September 30, 2008.
Copper As mentioned, Vale made in 2006 copper hedging operations to reduce the volatility of the cash flow after Inco’s acquisition. In the other side, a part of the total position was originally made by Inco, before the acquisition by Vale.
Vale

	Notional	Notional
	Value	Value	Fair Value	Fair Value	Receipt (Payment)	Accumulated until	Fair value by due date
	09/30/2008	06/30/08	09/30/2008	06/30/08	09/30/2008	06/30/08	2008	2009	2010
Copper	Ton	Ton
Put	19,500	39,000	6,591	465	—	—	6,591
Call	19,500	39,000	(1,179)	(42,989)	(18,075)	(12,984)	(1,179)

			5,412	(42,524)

Vale INCO

	Notional	Notional
	Value	Value	Fair Value	Fair Value	Receipt (Payment)	Accumulated until	Fair value by due date
	09/30/2008	06/30/08	09/30/2008	06/30/08	09/30/2008	06/30/08	2008	2009	2010	2011
Copper	Ton	Ton
(Not revised)
Term	(170)	(159)	294	(24)	(96)	(96)	294	—	—	—
Options
Put purchase	2,499	4,998	—	—	—	—	—	—	—	—
Collar	6,048	24,192	(83,125)	(219,423)	(321,514)	(214,937)	(83,125)	—	—	—

			(82,831)	(219,447)	(321,610)	(215,033)
PGMs and others precious metals - Currently Vale holds a small position on derivatives instruments in gold and platinum. As others basic metals, these operations was structured in order to reduce the volatility of cash flow.

	Notional	Notional
	Value	Value	Fair Value	Fair Value	Receipt (Payment)	Accumulated until	Fair value by due date
	09/30/2008	06/30/08	09/30/2008	06/30/08	09/30/2008	06/30/08	2008	2009	2010
Gold	Oz	Oz
Put	20,685	41,370	—	—	—	—	—
Call	19,425	41,370	(18,637)	(34,010)	(54,383)	(37,432)	(18,637)

	Notional	Notional
	Value	Value	Fair Value	Fair Value	Receipt (Payment)	Accumulated until	Fair value by due date
	09/30/2008	06/30/08	09/30/2008	06/30/08	09/30/2008	06/30/08	2008	2009	2010	2011
Platina	Oz	Oz
(Not revised)
Options Collar	8,662	17,322	(3,478)	(34,467)	(44,315)	(32,920)	(3,479)
Natural gas - Vale uses swap contracts in order to minimize the impact of the natural gas prices fluctuation in the company’s cash flow.

	Notional	Notional
	Value	Value	Fair Value	Fair Value	Receipt (Payment)	Accumulated until	Fair value by due date
	09/30/2008	06/30/08	09/30/2008	06/30/08	09/30/2008	06/30/08	2008	2009	2010	2011
Natural Gas	GJ	GJ
(Not revised)
Options Term	2,601,000	3,429,000	(3,342)	18,647	1,045	1,627	(1,597)	(1,744)
PS: Original amounts in CAD converted by the exchange rate of 09/30/08 and 06/30/08 to fair value and 09/30/08 to accumulated.

The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (unaudited):

	Consolidated
	Quarter
	3Q/07
	Currencies\		Products by
	Interest rates		aluminum
	(libor)	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 06/30/08	1,912,013	(34,010)	(300,610)	(261,971)	57,419	(34,467)	1,338,374
Payments (receipt) financial	(289,131)	16,952	93,235	111,669	36,706	11,395	(19,174)
Financial expenses, net	(1,578,417)	2,201	137,999	107,585	(32,582)	24,298	(1,338,916)
Monetary variations, net	275,253	(3,780)	(16,818)	(34,702)	11,892	(4,705)	227,140

Gains / (losses) unrealized on 09/30/08	319,718	(18,637)	(86,194)	(77,419)	73,435	(3,479)	207,424

	2Q/08
	Currencies\		Products by
	Interest rates		aluminum
	(libor)	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 03/31/08	1,048,035	(57,777)	(434,408)	(426,814)	10,902	(54,095)	85,843
Payments (receipt) financial	(226,227)	17,344	103,890	123,673	(23,759)	17,098	12,019
Financial expenses, net	1,139,831	2,013	2,119	6,002	72,059	(2,082)	1,219,942
Monetary variations, net	(49,626)	4,410	27,789	35,168	(1,783)	4,612	20,570

Gains / (losses) unrealized on 06/30/08	1,912,013	(34,010)	(300,610)	(261,971)	57,419	(34,467)	1,338,374

	3Q/07
	Currencies\		Products by
	Interest rates		aluminum
	(libor)	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 06/30/07	699,756	(70,802)	(563,305)	(682,294)	54,107	(46,326)	(608,864)
Payments (receipt) financial	(16,972)	13,257	55,443	132,650	(143,280)	7,179	48,277
Financial expenses, net	532,902	(18,569)	175,242	(131,518)	96,009	(9,724)	644,342
Monetary variations, net	(24,548)	3,136	12,893	28,475	(941)	2,179	21,194

Gains / (losses) unrealized on 09/30/07	1,191,138	(72,978)	(319,727)	(652,687)	5,895	(46,692)	104,949

	Accumulated
	09/30/08
	Currencies\		Products by
	Interest rates		aluminum
	(libor)	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 12/31/07	1,107,744	(64,608)	(172,569)	(332,222)	73,557	(42,722)	569,180
Payments (receipt) financial	(563,117)	54,383	239,458	339,685	13,724	44,315	128,448
Financial expenses, net	(458,876)	(9,768)	(165,858)	(88,649)	(21,567)	(5,232)	(749,950)
Monetary variations, net	233,967	1,356	12,775	3,767	7,721	160	259,746

Gains / (losses) unrealized on 09/30/08	319,718	(18,637)	(86,194)	(77,419)	73,435	(3,479)	207,424

	09/30/07
	Currencies\		Products by
	Interest rates		aluminum
	(libor)	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 12/31/07	(20,162)	(115,138)	(679,454)	(638,410)	34,593	(41,922)	(1,460,493)
Payments (receipt) financial	(176,367)	47,054	192,840	346,418	(122,255)	14,430	302,120
Financial expenses, net	1,432,752	(18,040)	84,785	(456,088)	92,248	(26,600)	1,109,057
Monetary variations, net	(45,085)	13,146	82,102	95,393	1,309	7,400	154,265

Gains / (losses) unrealized on 09/30/07	1,191,138	(72,978)	(319,727)	(652,687)	5,895	(46,692)	104,949

	Parent Company
	09/30/08
	Currencies\ Interest
	rates (libor)	Gold	Copper	Total
Gains / (losses) unrealized on 12/31/07	1,064,545	(45,256)	(1,923)	1,017,366
Payments (receipt) financial	(540,167)	38,705	10,685	(490,777)
Financial expenses, net	(379,763)	(7,262)	(7,451)	(394,476)
Monetary variations, net	230,557	694	1,051	232,302

Gains / (losses) unrealized on 09/30/08	375,172	(13,119)	2,362	364,415

	09/30/07
	Currencies\ Interest
	rates (libor)	Gold	Copper	Total
Gains / (losses) unrealized on 12/31/06	5,064	(68,941)	46,227	(17,650)
Payments (receipt) financial	(215,026)	24,580	(2,748)	(193,194)
Financial expenses, net	1,360,270	(16,703)	(82,060)	1,261,507
Monetary variations, net	(38,724)	9,199	(1,573)	(31,098)

Gains / (losses) unrealized on 09/30/07	1,111,584	(51,865)	(40,154)	1,019,565

Final maturity dates for the above instruments are as follows:

Gold	December 2008
Interest rates (LIBOR)\ Currencies	December 2019
Aluminum products	December 2008
Copper	January 2009
Nickel	August 2010
Platinum	December 2008
5.24- Selling, Administrative, Other Operating Expenses and Non Operating Income

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
Administrative	3Q/08	2Q/08	3Q/07	09/30/08	09/30/07	09/30/08	09/30/07
Personnel	192,082	176,337	154,220	539,626	524,131	307,710	228,479
Services (consulting, infrastructure and others)	119,663	94,174	115,842	298,804	315,800	142,150	110,694
Advertising and publicity	58,748	65,760	59,080	158,856	131,499	149,586	125,456
Depreciation	70,808	68,881	71,116	219,507	212,202	171,113	158,396
Travel expenses	28,196	16,869	13,174	55,906	31,783	29,799	19,612
Rents and taxes	29,489	13,161	31,680	52,042	111,463	23,545	19,748
Community aborigine	3,221	6,256	4,140	15,303	12,619	12,389	12,619
Others	43,382	85,828	29,927	189,504	150,093	83,499	40,409

Sales (*)	124,957	104,278	102,183	372,391	260,598	23,101	10,804

Total	670,546	631,544	581,362	1,901,939	1,750,188	942,892	726,217

(*) Expenses with offices abroad and allowance for doubtful accounts.

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
Other operating expenses (income), net	3Q/08	2Q/08	3Q/07	09/30/08	09/30/07	09/30/08	09/30/07
Provisions for contingencies	25,895	(231,952)	38,305	(214,754)	159,691	(202,730)	66,221
Provision for loss on ICMS credits	81,858	192,830	33,541	323,812	50,063	121,855	28,488
Provision for profit sharing	78,186	79,568	70,545	205,421	379,099	95,596	234,672
Fundação Vale do Rio Doce — FVRD	23,616	18,094	24,018	54,905	50,336	54,905	50,334
Recoverable taxes — PIS and COFINS	(59,019)	(50,978)	—	(173,876)		(173,876)	—
Others	566,121	141,803	229,637	1,027,977	170,875	431,263	(218,796)

Total	716,657	149,365	396,046	1,223,485	810,064	327,013	160,919

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
Non operating results - gain on sale of assets	3Q/08	2Q/08	3Q/07	09/30/08	09/30/07	09/30/08	09/30/07
Usiminas	—	—	6,263	—	845,691	—	845,691
Log-In	—	—	37,522	—	454,053	—	454,053
Jubilee Mines N.L.	—	—	—	138,879	—	—	—
Lion Ore	—	—	153,085	—	153,085	—	—
Others	—	—	—	—	4,807	—	982

Total	—	—	196,870	138,879	1,457,636	—	1,300,726

6- Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies

Period ended september 30, 2008									In thousands of reais
									Participation (%) — (unaudited)
	Participation (%)		Assets			Liabilities and stockholders’ equity			Statement of income
				Total			Total
					Investments,
					property plant		Long-term,
					and equipment		deferred income	Adjusted		Cost of	Operating		Income tax
					and deferred		and minority	stockholders’		products and	income	Non-operating	and Social	Adjusted net
	Total	Voting	Current	Long-term	charges	Current	interest	equity	Net revenues	services	(expenses)	result	contribution	income (loss)
Jointly-controlled companies
ALBRAS — Alumínio Brasileiro S.A.	51.00	51.00	778,668	1,245,506	1,091,836	641,392	566,576	1,908,042	1,604,440	(1,191,618)	(223,535)	—	(90,200)	99,087
ALUNORTE — Alumina do Norte do Brasil S.A.	57.03	61.74	1,126,254	12,883	5,351,109	451,640	1,692,649	4,345,957	2,023,927	(1,541,971)	(206,873)	—	(49,732)	225,351
Brasilux S.A.	100.00	100.00	4,030	31,830	—	5,029	—	30,831	—	—	13,010	—	(2,650)	10,360
Cadam S.A	61.48	100.00	159,062	58,468	192,065	44,543	103,161	261,891	154,632	(156,505)	(44,431)	—	(361)	(46,665)
Companhia Paulista de Ferro Ligas	100.00	100.00	160,074	97,499	1,472	150,340	100,511	8,194	—	—	1,041	—	(2,498)	(1,457)
Companhia Portuária Baia de Sepetiba — CPBS	100.00	100.00	293,875	6,468	190,527	192,896	421	297,553	261,937	(96,457)	6,709	—	(57,913)	114,276
CVRD Overseas Ltd.	100.00	100.00	19,396,721	56,883,400	52,360,868	10,656,515	50,290,032	67,694,442	24,365,010	(17,814,112)	5,319,471	—	(89,046)	11,781,323
Docepar S.A.	100.00	100.00	843,023	313,689	1,201,447	1,023,637	38,420	1,296,102	3,551,338	(2,519,834)	133,572	—	—	1,165,076
Ferro Gusa Carajás S.A.
Ferrovia Centro — Atlântica S.A.	100.00	100.00	2,710	305,929	149	33,425	275,783	(420)	—	—	(8,453)	—	—	(8,453)
Ferrovia Norte Sul S.A.	100.00	100.00	366,556	106,637	1,600,850	175,909	1,983,564	(85,430)	575,098	(509,746)	(17,491)	—	(5,185)	42,676
Florestas Rio Doce S.A.	100.00	100.00	35,733	1,890	1,694,764	526,002	443,957	762,428	45,183	(18,429)	(1,440)	—	(2,508)	22,806
Mineração Tacumã Ltda.	99.90	100.00	10,823	24,952	3,721	6,687	7,766	25,043	—	—	1,960	—	(676)	1,284
Minerações Brasileiras Reunidas S.A. — MBR (a)	100.00	100.00	133	—	1,704,412	17,801	1,788,341	(101,597)	—	—	42,178	—	—	42,178
Para Pigmentos S.A	92.99	92.99	216,273	24,502	5,820,699	716,784	986,677	4,358,013	—	(165,803)	360,301	—	10,853	205,351
Rio Doce Manganês S.A.	86.17	85.57	128,453	12,707	224,646	205,610	123,937	36,259	132,414	(135,714)	(47,478)	—	(91)	(50,869)
Rio Doce Manganèse Europe	100.00	100.00	1,344,421	72,818	340,491	573,084	172,483	1,012,163	1,170,389	(397,218)	(39,256)	—	(259,957)	473,958
Rio Doce Manganése Norway AS	100.00	100.00	456,281	172	41,153	217,430	22,188	257,988	616,254	(436,144)	(16,619)	—	(57,925)	105,566
Salobo Metais S.A.	100.00	100.00	299,309	—	54,168	109,645	16,892	226,940	415,005	(223,495)	(29,016)	—	(36,712)	125,782
Urucum Mineração S.A.	100.00	100.00	241,202	—	1,180,838	50,657	954,230	417,153	—	—	—	—	—	—
Vale Australia Pty Ltd.	100.00	100.00	271,986	12,925	55,413	76,569	109,659	154,096	261,707	(87,495)	(5,526)	—	(53,907)	114,779
Vale Inco Limited.	100.00	100.00	567,924	171,362	1,777,275	276,080	1,497,238	743,243	635,960	(389,508)	(187,873)	—	23,916	82,495
Vale International S.A.	100.00	100.00	8,638,334	542,783	50,879,412	4,917,645	41,330,147	13,812,737	11,476,275	(6,439,131)	(2,305,137)	138,879	(1,365,727)	1,505,159
Vale Overseas Ltd.	100.00	100.00	208,225	11,049,121	—	208,227	11,049,119	—	—	—	(15)	—	—	(15)
Valesul Alumínio S.A. (a)	100.00	100.00	212,129	83,400	521,323	129,247	36,795	650,810	350,547	(298,017)	(21,889)	—	(15,319)	15,322

Jointly-controlled companies
Baovale Mineração S.A.	50.00	100.00	42,386	26	55,455	2,976	—	94,891	23,840	(4,259)	(416)	—	(2,378)	16,787
California Steel Industries, Inc.	50.00	50.00	1,141,813	—	471,957	402,351	464,882	746,537	2,088,697	(1,797,650)	13,512	—	(86,758)	217,801
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	221,244	49,233	243,101	83,487	145,233	284,858	304,770	(231,081)	114,509	—	(63,548)	124,650
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	50.89	51.00	341,291	70,106	146,580	210,747	45,979	301,251	828,773	(563,594)	(3,381)	—	(91,464)	170,334
Companhia Italo-Brasileira de Pelotização — ITABRASCO	50.90	51.00	388,256	61,987	186,938	311,082	95,345	230,754	569,156	(436,866)	(18,547)	—	(43,375)	70,368
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51.00	51.11	512,593	66,352	364,120	457,483	61,892	423,690	358,356	(340,505)	306,887	—	(112,516)	212,222
Minas da Serra Geral S.A. — MSG	50.00	50.00	31,655	25,391	63,652	468	19,794	100,436	16,833	(7,505)	(2,046)	—	(1,716)	5,566
Mineração Rio do Norte S.A.	40.00	40.00	282,127	611,614	881,259	638,121	419,346	717,533	670,086	(417,058)	(63,975)	—	(62,532)	126,521
MRS Logística S.A. (a)	41.50	37.86	704,051	344,611	2,648,542	795,544	1,571,498	1,330,162	1,847,907	(982,992)	(645,594)	—	(90,270)	129,051
Samarco Mineração S.A.	50.00	50.00	1,461,819	418,262	3,476,349	2,130,645	1,848,761	1,377,024	2,997,353	(1,246,769)	(610,441)	—	(204,778)	935,365
Observances:

(a)	Includes direct and indirect participation.

Additional information of the main operational investee companies are available on the Vale website www.vale.com, investor relations.

7- Report of the Independent Accountants
Deloitte Touche Tohmatsu
Av. Pres. Wilson, 231
22°, 25° e 26° andares
20030-905 — Rio de Janeiro — RJ
Brasil
Tel.: +55 (21) 3981-0500
Fax: +55 (21) 3981-0600
www.deloitte.com.br
(Convenience Translation into English from the Original Previously Issued in Portuguese)
INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
To the Shareholders and Board of Directors of
Companhia Vale do Rio Doce
Rip de Janeiro — RJ
1.	We have reviewed the accounting information included in the accompanying interim financial statements of Companhia Vale do Rio Doce (the “Company”) and subsidiaries, for the quarter ended September 30, 2008, consisting of the individual (Company) and consolidated balance sheets, the related statements of operations, changes in shareholders’ equity and cash flows, the performance report and the related notes, prepared under the responsibility of the Company’s management. The interim financial statements’ reviews for the quarter ended September 30, 2008, of certain investees which investments were accounted for by the equity method were conducted under the responsibility of other independent auditors, Accordingly, the conclusions resulting from our review, related to the investments of the holding company as of September 30, 2008, in the amount of R$8,l45,49l thousand (R$6,567,883 thousand, as of June 30, 2008), and the loss generated for the quarter and the gain generated for the period of nine months ended on that date in the amounts of R$713,089 thousand and R$467,830 thousand, respectively; and related to the consolidated total assets of R$54,003,594 thousand as of September 30, 2008 (R$45,511,942 thousand, as of June 30, 2008); and consolidated net operating revenues for the quarter and period of nine months ended on that date, in the amounts of R$3,266,096 thousand and R$11,476,275 thousand, respectively; are based exclusively on those other auditors’ reviews report.

2.	Except as mentioned in paragraph 3, our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Brazilian Federal Accounting Council (CFC), and consisted, principally, of: (a) inquiries of and discussions with certain officials of the Company and its subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements; and (b) review of the information and subsequent events that have, or might have had, material effects on the financial position and results of operations of the Company and its subsidiaries.

3.	The financial statements for the quarter ended September 30, 2008, of certain investees, in which there are relevant investments accounted for by the equity method, have not been reviewed by independent auditors. Accordingly, the conclusions resulting from our review do not cover: R$24,120,628 thousand of these investments of the holding company as of September 30, 2008 (R$16,980,219 thousand, as of June 30, 2008); R$331,137 thousand of the losses for the quarter ended September 30, 2008 (gains generated in 2007, amounting to R$409,299 thousand) and R$410,436 thousand of the gains generated for period of nine months ended on that date (R$624,989 thousand, in 2007); consolidated total assets of R$9,100,439 thousand as of September 30, 2008 (R$5,345,399 thousand, as of June 30, 2008); and consolidated net operating revenues for the quarter ended September 30, 2008 in the amount of R$1,748,273 thousand (R$936,455 thousand, in 2007) and R$3,467,284 thousand for the period of nine months ended on that date (R$2,769,802 thousand, in 2007).

4.	Based on our review and on other auditors’ reviews reports and, except for the effects of the adjustments, if any, which might have been required if the financial statements of the investees, mentioned in paragraph 3 had been reviewed by independent auditors, we are not aware of any material modifications that should be made to the accounting information included in the interim financial statements referred to in paragraph 1 for them to be in conformity with standards established by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of the interim financial statements, including CVM Instruction No. 469, of May 2, 2008.

5.	As mentioned in note 5.3, on December 28, 2007, Law No. 11,638/07 was enacted, altering, revoking and adding new provisions to Law No. 6,404/76 (Brazilian Corporate Law). This Law is effective for fiscal years beginning on or after January 1, 2008 and introduced changes in Brazilian accounting practices. Although this Law has already become effective, certain changes introduced by it are subject to regulation by regulatory agencies before being fully applied by companies. Accordingly, during this transition phase, CVM, through the instruction No. 469/08, has permitted companies not to apply all the provisions of Law No. 11,638/07 in the preparation of the interim financial statements. Thus, the accounting information contained in the interim financial statements for the quarter ended September 30, 2008 have been prepared in conformity with specific instructions of the CVM and do not include all the changes in accounting practices introduced by Law No. 11,638/07.

6.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.
Rio de Janeiro, October 23, 2008

DELOITTE TOUCHE TOHMATSU	Marcelo Cavalcanti Almeida
Auditores Independentes	Engagement Partner

B- Additional Information
8- Cash generation (unaudited)
Consolidated operating cash generation measured by EBITDA (earnings before financial results, equity in subsidiaries, interest, taxes, depreciation, amortization and depletion, increased by dividends received) was R$ 28,463,242 as of September 30, 2008 against R$ 27,188,495 as of September 30, 2007, a decrease of 4.7%.
EBITDA is not a BR GAAP measure and does not represent the expected cash flow for the reporting periods and, therefore, should not be considered as an alternative measure to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a liquidity source.
Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.
EBITDA

	Quarter			Accumulated
	3Q/08	2Q/08	3Q/07	09/30/08	09/30/07
Operating profit — EBIT	10,109,919	9,200,013	6,985,045	24,634,831	24,259,424
Depreciation / amortization of goodwill	1,226,887	1,250,502	998,881	3,790,317	2,870,518

	11,336,806	10,450,515	7,983,926	28,425,148	27,129,942
Dividends received	15,228	22,866	13,084	38,094	58,553

EBITDA (LAJIDA)	11,352,034	10,473,381	7,997,010	28,463,242	27,188,495

Depreciation / amortization of goodwill	(1,226,887)	(1,250,502)	(998,881)	(3,790,317)	(2,870,518)
Dividends received	(15,228)	(22,866)	(13,084)	(38,094)	(58,553)
Equity Results	1,037,428	(943,411)	(643,678)	(355,163)	(1,831,206)
Non operational results	—	—	196,870	138,879	1,457,636
Financial results, net	1,312,234	(889,857)	137,949	(1,633,790)	(117,407)
Income tax and social contribution	111,364	(2,571,182)	(1,632,336)	(3,129,701)	(6,902,695)
Minority interests	(137,558)	(222,577)	(385,119)	(395,788)	(1,269,858)

Net income	12,433,387	4,572,986	4,658,731	19,259,268	15,595,894

Consolidated EBITDA by segment

	EBITDA
	Quarter			Accumulated
Segments	3Q/08	2Q/08	3Q/07	09/30/08	09/30/07
Ferrous minerals	8,780,635	7,173,376	4,353,412	19,354,045	12,346,394
Non-ferrous minerals	1,663,683	2,668,125	2,821,983	7,070,003	12,086,284
Logistics	397,194	251,213	417,679	961,767	1,198,420
Aluminum	440,912	371,819	537,428	1,074,529	1,792,501
Steel	71,054	82,364	21,388	175,020	102,429
Others	(1,444)	(73,516)	(154,880)	(172,122)	(337,533)

	11,352,034	10,473,381	7,997,010	28,463,242	27,188,495

9- Management’S Discussion and Analysis of the Operating Results in September 30, 2008
In analyzing this information, some general aspects should be considered, as follows:
On September 30, 2008, about 94% of consolidated gross revenue and 42% of consolidated total costs are linked to currencies other than Brazilian reais. As a result, exchange rate fluctuations have a significant impact on financial income (expenses).
The average dollar rate fell 15.8% between periods (R$ 1.6864 as of September 30, 2008 against R$ 2.0018 as of September 30, 2007), partially offset by increases in prices, whereas exchange rates between the periods fell 4.1% (R$ 1.9143 as of September 30, 2008 against R$ 1.8389 as of September 30, 2007).
The Consolidated Trade Balance performance was as follows:

	In US$ million
	Quarter			Accumulated
	3Q/08	2Q/08	3Q/07	09/30/08	09/30/07
Exports	6,319	3,886	2,855	13,219	9,216
Imports	(494)	(297)	(194)	(1,067)	(537)

	5,825	3,589	2,661	12,152	8,679

9.1- Consolidated
9.1.1- Gross revenue

	In thousands of metric tons (except railroad transportation)					In thousands of reais
	Quarter			Accumulated		Quarter			Accumulated
	3Q/08	2Q/08	3Q/07	09/30/08	09/30/07	3Q/08	2Q/08	3Q/07	09/30/08	09/30/07
Iron ore	74,645	67,684	66,418	207,118	184,291	10,050,183	7,925,990	5,908,410	23,176,641	16,312,099
Pellets (*)	11,959	10,981	10,540	32,796	30,296	3,107,230	2,453,663	1,576,266	6,995,807	4,771,804

	86,604	78,665	76,958	239,914	214,587	13,157,413	10,379,653	7,484,676	30,172,448	21,083,903

Manganese	251	301	150	698	452	196,135	135,564	26,525	400,860	80,336
Ferroalloys	95	125	127	343	362	608,858	631,709	316,334	1,744,324	868,328

						804,993	767,273	342,859	2,145,184	948,664

Copper	124	124	88	341	300	414,668	525,303	358,166	1,328,312	1,189,614
Finished copper	58	36	50	129	121	623,818	502,517	756,337	1,617,385	1,684,569
Nickel	69	69	177	204	500	2,262,081	3,105,285	93,307	8,645,951	238,676
Potash	126	181	272	465	866	169,816	173,588	111,296	454,862	326,289
Kaolin	287	337	61	887	200	95,657	88,543	3,772,241	276,910	16,084,951
Precious metals	24	21	29	64	69	252,444	239,380	245,065	762,049	648,820
Cobalt (t)	819	665	645	2,224	1,808	94,241	94,859	67,615	295,582	191,720

						3,912,725	4,729,475	5,404,027	13,381,051	20,364,639

Railroad transportation (millions of TKU) (**)	9,960	9,817	11,227	28,049	31,890	873,709	788,824	759,510	2,327,018	2,164,647
Port services	6,966	6,598	7,325	19,444	21,492	121,744	111,083	110,462	327,303	358,034
Boat services	—	—	—	—	—	23,202	22,505	18,969	67,416	42,234
Maritime transportation	—	—	—	—	—	14,961	9,602	5,004	30,739	88,441

						1,033,616	932,014	893,945	2,752,476	2,653,356

Aluminum	150	126	138	412	427	767,133	654,997	735,399	2,050,870	2,451,706
Alumina	1,163	861	828	2,857	2,294	709,860	582,668	543,319	1,774,331	1,583,536
Bauxite	1,127	1,092	1,207	3,212	3,674	68,547	63,328	78,924	193,189	246,750

						1,545,540	1,300,993	1,357,642	4,018,390	4,281,992

Steel	122	216	219	571	657	366,950	357,209	317,646	1,044,348	982,716
Pig iron	69	118	46	265	176	108,646	93,102	31,112	253,709	113,677
Coal	1,140	910	1,171	3,055	1,869	339,898	170,341	131,536	635,960	213,000
Other products and services	—	—	—	—	—	116,899	154,401	73,755	416,633	221,192

						932,393	775,053	554,049	2,350,650	1,530,585

						21,386,680	18,884,461	16,037,198	54,820,199	50,863,139

(*)	Includes revenues of providing services to subsidiaries of control shared in the amounts of R$10,439, R$11,974, R$19,497, R$43,039, and R$53,388 referring to the 3Q/08, 2Q/08, and 3Q/07, 09/30/08 and 09/30/07 respectively.

(**)	The Company carried through its railroad system of 7.198, 7.247, 8.064, 20.192 and 22.943 millions of TKUs of general cargo and 2.762, 2.570, 3.163, 7.857 and 8.947 millions of TKUs of iron ore for third parties in 3Q/08, 2Q/08, 3Q/07, 09/30/08 and 09/30/07, respectively.

Sales volume and revenues by products and services:
The 7.8% gross revenue decrease, from R$50,863,139 on September 30, 2007 to R$54,820,199 as of September 30, 2008 was due to:
•	A decrease in prices charged for nickel sales; and

•	A real valuation comparing to dollar of 4.1%.
Consolidated gross revenue by segment

				Holdings		Quarter						Accumulated
	Ferrous	Non - Ferrous
	Minerals	Minerals	Logistics	Aluminum	Others	3Q/08%		2Q/08%		3Q/07%		09/30/08%		09/30/07%
External market
Latin America	602,990	2,842	—	110,816	—	716,648	3	761,103	4	545,660	3	1,967,273	4	1,716,274	3
Canada	17,284	324,992	—	209,563	—	551,839	3	850,496	5	867,558	5	2,131,188	4	2,687,840	5
United States (USA)	228,351	650,751	—	130,474	475,713	1,485,289	7	1,644,315	9	1,672,423	10	4,664,142	9	5,623,252	11
Germany	1,201,441	289,504	—	—	—	1,490,945	7	985,683	5	1,006,418	6	3,420,194	6	2,762,024	5
Belgium	341,986	7,377	—	182,670	—	532,033	2	399,744	2	347,547	2	1,243,728	2	1,064,045	2
France	543,423	31,013	—	—	—	574,436	3	409,672	2	288,994	2	1,262,309	2	1,096,937	2
England	300,728	279,014	—	12,585	—	592,327	3	758,355	4	541,520	3	1,860,608	3	1,720,069	3
Italy	290,562	25,089	—	—	—	315,651	1	413,297	2	299,266	2	1,045,794	2	863,951	2
Europe, except for Germany, Belgium, France, England and Italy	1,020,079	404,366	—	307,199	14,208	1,745,852	8	1,573,679	8	1,292,818	8	4,313,420	8	3,295,862	6
Middle East/Africa/Oceania	687,829	22,200	—	82,492	82,776	875,297	4	796,703	4	569,774	4	2,026,042	4	1,482,429	3
China	3,938,211	339,428	—	21,012	7,727	4,306,378	20	3,201,977	17	2,893,931	18	9,942,813	18	8,781,138	19
South Korea	425,074	223,071	—	—	—	648,145	3	604,292	3	375,138	2	1,705,640	3	2,159,985	4
Japan	1,292,157	507,040	—	262,311	177,386	2,238,894	10	2,007,601	11	1,883,469	12	5,774,844	10	5,986,637	12
Taiwan	148,842	331,301	—	—	—	480,143	2	512,536	3	534,800	3	1,446,992	3	3,185,431	6
Ásia, other than China, South Korea, Japan and Taiwan	671,668	289,156	—	—	57,686	1,018,510	6	942,442	5	472,836	5	2,836,626	5	1,235,036	2

	11,710,625	3,727,144	—	1,319,122	815,496	17,572,387	82	15,861,895	84	13,592,152	85	45,641,613	83	43,660,910	85
Brazil	2,362,542	219,093	1,002,787	229,787	84	3,814,293	18	3,022,566	16	2,445,046	15	9,178,586	17	7,202,229	15

Total	14,073,167	3,946,237	1,002,787	1,548,909	815,580	21,386,680	100	18,884,461	100	16,037,198	100	54,820,199	100	50,863,139	100

9.1.2- Cost of products and services

	Denominated in		Quarter			Accumulated
	R$	Other currencies	3Q/08	2Q/08	3Q/07	09/30/08	09/30/07
Personnel	573,102	460,842	1,033,944	1,009,063	912,519	2,994,125	2,777,939
Material	893,037	774,434	1,667,471	1,677,292	1,201,501	4,901,202	3,569,727
Oil and gas	815,597	277,637	1,093,234	885,652	798,903	2,821,543	2,262,107
Outsourced services	971,411	363,891	1,335,302	1,212,738	1,167,492	3,676,989	3,317,653
Energy	327,956	234,155	562,111	487,423	420,938	1,504,449	1,364,084
Raw Material	132,103	613,000	745,103	753,040	1,175,047	2,141,980	4,008,721
Depreciation and depletion	557,817	595,060	1,152,877	1,180,417	883,532	3,565,269	2,603,553
Amortization of goodwill	—	—	—	—	—	—	51,449
Others	777,162	274,579	1,051,741	685,812	707,356	2,439,186	1,968,358

Total	5,048,185	3,593,598	8,641,783	7,891,437	7,267,288	24,044,743	21,923,591

	58%	42%

The 9.7% increase in cost of products and services (R$21,923,591 as of September 30, 2007 against R$24,044,743 on September 30, 2008) was due to variations in volumes sold and adjustments to prices of materials, oil and gas, electricity and services that comprise production costs during the period.
9.1.3- Selling and administrative expenses
The costs of sales increased 42.9%, of R$260,598 on September 30, 2007 to R$372,391 on September 30, 2008, due primarily to Vale Australia Royaltes and demurrage payments, while administrative expenses increased 2.7%, from R$1,489,590 at September 30, 2007 as of R$1,529,548 on September 30, 2008.
9.1.4- Research and development
Research and development expenses increased by 44.7%, from R$935,035 as of September 30, 2007 to R$1,353,039 as of September 30, 2008, reflecting Vale’s plan to diversify production and expand production to meet global demand.
9.1.5- Other operating expenses
Other operating expenses increased R$413,417, from R$810,064 as September 30, 2007 to R$1,223,481 on September 30, 2008, basically due to provision for inventory of the Vale and performance bonus of Vale International.
9.1.6- Net financial results
Net financial results varied R$1,516,383 (R$1,633,790 as of September 30, 2008 against R$117,407 as of September 30, 2007), reflecting the effects of exchange rate variation of Brazilian real against US dollar on the debt.

9.1.7- Income tax and social contribution
Income and social contribution tax expenses totaled R$3,431,737 as of September 30, 2008 compared to R$6,902,695 as of September 30, 2007, mainly due to a decrease in taxable income.
9.2- Parent Company
9.2.1- Gross revenue
The 49.1% increase in gross revenue (R$24,878,808 as of September 30, 2008 against R$16,689,166 as of September 30, 2007) is a result of a 25.7% increase in volume of iron ore sold. These positive effects on the Company’s revenue were partially decreased by the average valuation of 4.1% of Brazilian real against US dollar on the Company’s revenue.
9.2.2- Cost of products and services
Cost of products and services sold as of September 30, 2008 was R$11,967,244, against R$9,266,379 as of September 30, 2007, representing a 29.1% increase. The main factors for such increase include higher volumes sold, contracts adjustments and increase in base of assets, which ultimately resulted in an increase in depreciation expenses.
9.2.3- Gross margin
Gross margin decreased 1.1% (from 55.9% as of September 30, 2007 to 54.8% as of September 30, 2008) mainly due to dollar devaluation against Brazilian real.
9.2.4- Equity Results
Equity in subsidiaries increased by R$5,210,323 from R$8,402,127 as of September 30, 2007 to R$13,612,450 as of September 30, 2008 mainly due to dollar devaluation in the period.
9.2.5- Selling and administrative expenses
Selling expenses increased by R$12,297, from R$10,804 as of September 30, 2007 to R$23,101 as of September 30, 2008, while administrative expenses increased 28.6% from R$715,413 as of September 30, 2007 to R$919,791 as of September 30, 2008, basically due to an increase in personnel expenses due to collective bargaining, professional service fees and infrastructure and support expenses, and .
9.2.6- Research and development
Research and development increased by 59%, from R$473,635 as of September 30, 2007 to R$753,146 as of September 30, 2008, reflecting Vale’s plan to diversify production and expand production to meet global demand.
9.2.7- Other operating expenses (income)
Other operating expenses increased by R$166,093, from income of R$160,919 as of September 30, 2007 to income of R$327,012 as of September 30, 2008.
9.2.8- Net financial results
Net financial results as of September 30, 2008 had a negative impact of R$6,266,357 (income of R$3,384,185 as of September 30, 2008 against R$2,882,172 as of September 30, 2007) basically due to the exchange rate variation effect of Brazilian Real against dollar for the foreign debt.
9.2.9- Income tax and social contribution
Income tax and social contribution revenue totaled R$639,505 as of September 30, 2008 compared to R$2,169,014 as of September 30, 2007, mainly due to a decrease in taxable income.

10- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa	Marcelo Amaral Moraes
Chairman	Chairman

Mário da Silveira Teixeira Júnior	Aníbal Moreira dos Santos
Vice-President	Antônio José de Figueiredo Ferreira
Bernard Appy

Francisco Augusto da Costa e Silva
João Batista Cavagliberi	Alternate
Jorge Luiz Pacheco	Marcos Coimbra
José Ricardo Sasseron	Marcus Pereira Aucélio
Luciano Galvão Coutinho	Oswaldo Mário Pêgo de Amorim Azevedo
Masami lijima
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes
Sandro Kohler Marcondes	Executive Officers

Roger Agnelli
Advisory Committees of the Board of Directors	Chief Executive Officer and Investor Relations

Controlling Committee	Carla Grasso
Luiz Carlos de Freitas	Executive Officer for Human Resources and Corporate
Paulo Ricardo Ultra Soares	Services
Paulo Roberto Ferreira de Medeiros

Demian Fiocca
Executive Development Committee	Executive Officer for Management and Sustainability
João Moisés de Oliveira
José Ricardo Sasseron	Eduardo de Salles Bartolomeo
Oscar Augusto de Camargo Filho	Executive Officer for Logistics

Strategic Committee	Fabio de Oliveira Barbosa
Roger Agnelli	Chief Financial Officer and Investor Relations
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho	José Carlos Martins
Sérgio Ricardo Silva Rosa	Executive Officer for Ferrous Minerals

Finance Committee	Murilo de Oliveira Ferreira
Fabio de Oliveira Barbosa	Executive Officer for Nickel and Basic Metals
Ivan Luiz Modesto Schara	Comercialization
Luiz Maurício Leuzinger
Wanderlei Viçoso Fagundes	Tito Botelho Martins
Executive Officer for Non Ferrous and Energy

Governance and Sustainability Committee
Jorge Luiz Pacheco	Marcus Vinícius Dias Severini
Renato da Cruz Gomes	Chief Officer of Accounting and Control Department
Ricardo Simonsen

Vera Lúcia de Almeida Pereira Elias
Chief Accountant
CRC-RJ-043059/O-8

EQUITY INVESTEE INFORMATION — 09/30/2008
Aluminum Area — Albras (Adjusted and Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	109	99	117	—	325	108	123	108	104	443
Quantity sold — internal market	MT (thousand)	7	6	7	—	20	7	6	7	6	26

Quantity sold — total	MT (thousand)	116	105	124	—	345	115	129	115	110	469

Average sales price — external market	US$	2,486.87	2,939.31	2,888.76	—	2,696.61	2,688.76	2,727.00	2,631.55	2,405.80	2,611.76
Average sales price — internal market	US$	2,307.59	2,640.89	2,625.72	—	2,444.25	2,500.55	2,689.00	2,599.78	2,196.61	2,372.90
Average sales price — total	US$	2,476.70	2,920.77	2,874.64	—	2.682.19	2,677.30	2,724.78	2,585.19	2,393.38	2,598.49

Long-term indebtedness, gross	US$	283,333	300,521	266,666	—	266,666	319,272	311,912	305,833	300,718	300,718
Short-term indebtedness, gross	US$	111,462	90,031	127,730	—	127,730	3,501	—	2,034	40,083	40,083

Total indebtedness, gross	US$	394,795	390,552	394,396	—	394,396	322,773	311,912	307,867	340,801	340,801

Stockholders’ equity	R$	1,762,743	1,871,810	1,908,042	—	1,908,042	1,593,343	1,661,559	1,851,784	1,775,488	1,775,488

Net operating revenues	R$	507,262	513,302	583,876	—	1,604,440	654,600	700,893	577,381	478,152	2,411,026
Cost of products	R$	(389,192)	(370,909)	(431,517)	—	(1,191,618)	(419,374)	(464,066)	(400,422)	(373,884)	(1,657,746)
Other expenses / revenues	R$	(33,556)	(34,060)	(30,811)	—	(98,427)	(23,417)	(34,666)	(29,700)	(48,011)	(135,794)
Depreciation, amortization and depletion	R$	18,680	17,539	18,851	—	55,070	18,427	39,204	1,029	15,669	74,329

EBITDA	R$	103,194	125,872	140,399	—	369,465	230,236	241,365	148,288	71,926	691,815
Depreciation, amortization and depletion	R$	(18,680)	(17,539)	(18,851)	—	(55,070)	(18,427)	(39,204)	(1,029)	(15,669)	(74,329)

EBIT	R$	84,514	108,333	121,548	—	314,395	211,809	202,161	147,259	56,257	617,486
Non recurrent intens (Write-down of assets)	R$	(6)	—			(6)	—	—	—	184	184
Net financial result	R$	(116,210)	63,342	(72,234)	—	(125,102)	34,420	(19,200)	128,740	67,136	211,096
Non operational results	R$	—				—	—	—	(5,519)	—	(5,519)

Income before income tax and social contribution	R$	(31,702)	171,675	49,314	—	189,287	246,229	182,961	270,480	123,577	823,247
Income tax and social contribution	R$	(14,510)	(62,608)	(13,082)	—	(90,200)	(50,055)	(114,746)	(80,256)	(13,901)	(258,957)

Net income	R$	(46,212)	109,067	36,232	—	99,087	196,174	68,215	190,224	109,676	564,290

Aluminum Area — MRN (Adjusted and Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	1,369	1,573	1,496	—	4,438	1,386	1,356	1,522	1,365	5,629
Quantity sold — internal market	MT (thousand)	2,621	2,949	3,268	—	8,838	3,350	2,969	2,939	2,993	12,251

Quantity sold — total	MT (thousand)	3,990	4,522	4,764	—	13,276	4,736	4,325	4,461	4,358	17,880

Average sales price — external market	US$	61.52	34.93	34.71	—	34.96	33.35	32.47	33.29	34.42	33.38
Average sales price — internal market	US$	53.89	31.24	31.96	—	31.61	27.04	27.04	27.69	28.38	27.52
Average sales price — total	US$	56.51	32.52	32.83	—	32.73	28.89	28.74	29.60	30.27	29.37

Long-term indebtedness, gross	US$	46,151	115,231	96,970	—	96,970	38,936	35,488	26,516	44,715	44,715
Short-term indebtedness, gross	US$	245,429	221,143	225,894	—	225,894	204,362	223,553	207,048	147,619	147,619

Total indebtedness, gross	US$	291,580	336,374	322,864	—	322,864	243,298	259,041	233,564	192,334	192,334

Stockholders’ equity	R$	634,170	687,360	717,533	—	717,533	715,623	825,859	933,029	592,007	592,007

Net operating revenues	R$	206,543	220,647	242,896	—	670,086	284,926	249,740	253,386	235,716	1,023,768
Cost of products	R$	(121,170)	(150,287)	(145,601)	—	(417,058)	(142,081)	(133,000)	(133,695)	(133,914)	(542,690)
Other expenses / revenues	R$	(4,622)	(5,480)	(5,586)	—	(15,688)	(5,183)	(5,832)	(2,840)	(5,273)	(19,128)
Depreciation, amortization and depletion	R$	28,386	28,305	28,322	—	85,013	27,234	27,984	27,491	28,118	110,827

EBITDA	R$	109,137	93,185	120,031	—	322,353	164,896	138,892	144,342	124,647	572,777
Depreciation, amortization and depletion	R$	(28,386)	(28,305)	(28,322)	—	(85,013)	(27,234)	(27,984)	(27,491)	(28,118)	(110,827)

EBIT	R$	80,751	64,880	91,709	—	237,340	137,662	110,908	116,851	96,529	461,950
Net financial result	R$	(12,584)	18,096	(53,799)	—	(48,287)	4,991	10,310	2,490	2,730	20,521

Income before income tax and social contribution	R$	68,167	82,976	37,910	—	189,053	142,653	121,218	119,341	99,259	482,471
Income tax and social contribution	R$	(25,009)	(29,786)	(7,737)	—	(62,532)	(12,368)	(10,530)	(12,171)	(10,128)	(45,197)

Net income	R$	43,158	53,190	30,173	—	126,521	130,285	110,688	107,170	89,131	437,274

Aluminum Area — Alunorte (Adjusted and Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	814	832	975	—	2,621	699	769	828	933	3,229
Quantity sold — internal market	MT (thousand)	235	258	301	—	794	244	252	248	271	1,015

Quantity sold — total	MT (thousand)	1,049	1,090	1,276	—	3,415	943	1,021	1,076	1,204	4,244

Average sales price — external market	US$	322.36	372.73	378.60	—	359.27	344.85	349.61	340.23	312.26	335.38
Average sales price — internal market	US$	287.59	340.49	342.74	—	325.30	309.77	311.69	306.88	275.46	300.38
Average sales price — total	US$	314.57	365.10	370.14	—	343.47	335.77	340.25	332.54	303.98	327.01

Long-term indebtedness, gross	US$	740,000	828,590	855,397	—	855,397	527,944	558,388	483,873	627,264	595,000
Short-term indebtedness, gross	US$	20,037	—	28,951	—	28,951	—	—	—	#REF!	32,264

Total indebtedness, gross	US$	760,037	828,590	884,348	—	884,348	527,944	558,388	483,873	#REF!	627,264

Stockholders’ equity	R$	4,077,566	4,233,439	4,345,957	—	4,345,957	3,602,210	3,766,403	4,119,110	4,136,553	4,120,607

Net operating revenues	R$	574,017	660,565	789,345	—	2,023,927	670,033	669,980	713,458	655,750	2,709,221
Cost of products	R$	(476,079)	(478,374)	(587,518)	—	(1,541,971)	(383,541)	(430,068)	(479,498)	(512,055)	(1,805,162)
Other expenses / revenues	R$	(25,223)	(26,517)	(22,959)	—	(74,699)	(15,470)	(21,684)	(17,934)	(30,690)	(85,778)
Depreciation, amortization and depletion	R$	36,013	30,350	30,294	—	96,657	27,145	31,041	28,305	30,193	116,684

EBITDA	R$	108,728	186,024	209,162	—	503,914	298,167	249,269	244,331	143,198	934,965
Depreciation, amortization and depletion	R$	(36,013)	(30,350)	(30,294)	—	(96,657)	(27,145)	(31,041)	(28,305)	(30,193)	(116,684)

EBIT	R$	72,715	155,674	178,868	—	407,257	271,022	218,228	216,026	113,005	818,281
Net financial result	R$	(108,077)	33,026	(57,123)	—	(132,174)	40,691	(29,795)	57,674	52,961	121,531
Non recurrent intens (Write-down of assets)	R$	—				—	—	—	(37)	108	71

Income before income tax and social contribution	R$	(35,362)	188,700	121,745	—	275,083	311,713	188,433	273,663	166,074	939,883
Income tax and social contribution	R$	(7,679)	(32,826)	(9,227)	—	(49,732)	(37,767)	(24,240)	(69,500)	(24,958)	(156,465)

Net income	R$	(43,041)	155,874	112,518	—	225,351	273,946	164,193	204,163	141,116	783,418

Aluminum Area — Valesul (Adjusted and Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	4	7	6	—	17	9	10	8	8	35
Quantity sold — internal market	MT (thousand)	16	15	19	—	50	10	16	15	30	71

Quantity sold — total	MT (thousand)	20	22	25	—	67	19	26	23	38	106

Average sales price — external market	US$	2,653.70	2,846.14	2,679.23	—	2,735.46	2,828.64	2,902.69	2,750.68	2,580.48	2,777.48
Average sales price — internal market	US$	3,786.95	4,168.23	3,321.93	—	3,674.75	4,037.71	4,068.49	4,045.36	3,415.84	3,722.07
Average sales price — total	US$	3,560.30	3,747.56	3,148.89	—	3,426.11	3,512.03	3,652.13	3,696.79	3,177.17	3,410.18

Stockholders’ equity	R$	637,555	644,643	650,810	—	650,810	279,134	662,457	671,728	649,126	649,126

Net operating revenues	R$	100,607	115,282	134,658	—	350,547	146,650	139,569	123,409	120,724	530,352
Cost of products	R$	(84,081)	(91,021)	(122,915)	—	(298,017)	(100,019)	(108,609)	(98,114)	(103,968)	(410,710)
Other expenses / revenues	R$	(10,741)	(10,754)	(9,585)	—	(31,081)	(7,436)	(6,773)	(10,399)	(7,611)	(32,219)
Depreciation, amortization and depletion	R$	8,099	5,909	7,084	—	21,092	3,765	3,662	6,691	6,718	20,836

EBITDA	R$	13,884	19,416	9,242	—	42,541	42,960	27,849	21,587	15,863	108,259
Depreciation, amortization and depletion	R$	(8,099)	(5,909)	(7,084)	—	(21,092)	(3,765)	(3,662)	(6,691)	(6,718)	(20,836)

EBIT	R$	5,785	13,507	2,158	—	21,449	39,195	24,187	14,896	9,145	87,423
Net financial result	R$	(905)	(372)	10,469	—	9,192	(503)	(392)	(188)	(1,021)	(2,104)

Income before income tax and social contribution	R$	4,880	13,135	12,627	—	30,641	38,692	23,795	14,708	8,124	85,319
Income tax and social contribution	R$	(2,814)	(6,045)	(6,460)	—	(15,319)	(6,298)	(5,434)	(5,437)	(10,727)	(27,896)

Net income	R$	2,066	7,090	6,167	—	15,322	32,394	18,361	9,271	(2,603)	57,423

Pellets Area — Hispanobras (Adjusted and Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	404	400	618	—	1,422	565	504	527	394	1,990
Quantity sold — internal market	MT (thousand)	710	805	554	—	2,069	800	620	510	545	2,475

Quantity sold — total	MT (thousand)	1,114	1,205	1,172	—	3,491	1,365	1,124	1,037	939	4,465

Average sales price — external market	US$	71.45	203.07	227	—	326.85	69.26	77.40	72.50	73.25	72.97
Average sales price — internal market	US$	75.95	203.58	236	—	212.88	72.97	79.73	74.88	76.94	75.93
Average sales price — total	US$	74.32	203.41	231	—	232.86	71.43	78.69	73.67	75.39	74.71

Short-term indebtedness, gross	US$	75,338	58,382	7,474	—	7,474	6,213	9,338	14,212	45,583	45,583

Total indebtedness, gross	US$	75,338	58,382	7,474	—	7,474	6,213	9,338	14,212	45,583	45,583

Stockholders’ equity	R$	157,097	264,714	301.251	—	301.251	167,293	149,665	159,658	149,964	149,964

Net operating revenues	R$	144,995	409,554	274,225	—	828,774	205,706	175,156	146,352	127,964	655,178
Cost of products	R$	(129,399)	(237,400)	(196,794)	—	(563,593)	(164,230)	(145,097)	(100,792)	(138,321)	(548,440)
Other expenses / revenues	R$	(4,226)	(5,218)	(3,828)	—	(13,272)	(2,313)	(3,659)	(28,043)	(2,325)	(36,340)
Depreciation, amortization and depletion	R$	1,832	2,106	2,341	—	6,279	2,146	1,744	1,624	2,820	8,334

EBITDA	R$	13,202	169,042	75,944	—	258,188	41,309	28,144	19,141	(9,862)	78,732
Depreciation, amortization and depletion	R$	(1,832)	(2,106)	(2,341)	—	(6,279)	(2,146)	(1,744)	(1,624)	(2,820)	(8,334)

EBIT	R$	11,370	166,936	73,603	—	251,909	39,163	26,400	17,517	(12,682)	70,398
Net financial result	R$	901	(2,986)	11,974	—	9,889	(3,060)	(3,412)	(2,004)	(1,425)	(9,901)

Income before income tax and social contribution	R$	12,271	163,950	85,577	—	261,798	36,103	22,988	15,513	(14,107)	60,497
Income tax and social contribution	R$	(5,138)	(56,334)	(29,992)	—	(91,464)	(12,506)	(8,787)	(5,521)	4,413	(22,401)

Net income	R$	7,133	107,616	55,585	—	170,334	23,597	14,201	9,992	(9,694)	38,096

Pellets Area — Itabrasco (Adjusted and Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	185	754	800	—	1,739	589	701	282	439	2,011
Quantity sold — internal market	MT (thousand)	843	90	273	—	1,206	283	657	562	605	2,107

Quantity sold — total	MT (thousand)	1,028	844	1,073	—	2,945	872	1,358	844	1,044	4,118

Average sales price — external market	US$	75.36	75.18	187.03	—	126.65	75.72	74.48	77.40	75.60	75.60
Average sales price — internal market	US$	75.11	82.52	137.90	—	90.61	71.33	73.81	75.02	74.37	73.64
Average sales price — total	US$	75.15	75.96	174.53	—	111.89	73.53	74.16	75.82	74.89	74.60

Short-term indebtedness, gross	US$	51,974	79,909	61,326	—	61,326	—	—	32,376	42,600	42,600

Total indebtedness, gross	US$	51,974	79,909	61,326	—	61,326	—	—	32,376	42,600	42,600

Stockholders’ equity	R$	165,101	166,240	230.754	—	230.754	143,226	117,480	126,996	160,386	160,386

Net operating revenues	R$	136,495	106,308	326,353	—	569,156	136,746	201,246	124,047	139,642	601,681
Cost of products	R$	(120,715)	(102,629)	(213,522)	—	(436,866)	(111,373)	(171,403)	(116,301)	(124,474)	(523,551)
Other expenses / revenues	R$	(4,902)	(4,749)	(9,099)	—	(18,750)	2,557	(7,720)	9,391	(3,852)	376
Depreciation, amortization and depletion	R$	2,560	2,097	1,961	—	6,618	(1,325)	4,645	1,137	2,160	6,617

EBITDA	R$	13,438	1,027	105,693	—	120,158	26,605	26,768	18,274	13,476	85,123
Depreciation, amortization and depletion	R$	(2,560)	(2,097)	(1,961)	—	(6,618)	1,325	(4,645)	(1,137)	(2,160)	(6,617)

EBIT	R$	10,878	(1,070)	103,732	—	113,540	27,930	22,123	17,137	11,316	78,506
Net financial result	R$	(1,498)	5,330	(3,629)	—	203	(2,229)	(1,148)	(1,784)	(1,216)	(6,377)

Income before income tax and social contribution	R$	9,380	4,260	100,103	—	113,743	25,701	20,975	15,353	10,100	72,129
Income tax and social contribution	R$	(4,665)	(3,121)	(35,589)	—	(43,375)	(9,706)	(7,751)	(6,198)	(8,779)	(32,434)

Net income	R$	4,715	1,139	64,514	—	70,368	15,995	13,224	9,155	1,321	39,695

Pellets Area — Samarco (Adjusted and Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — Pellets	MT (thousand)	3,010	4,327	5,519	—	12,856	3,003	3,742	3,241	4,373	14,359
Quantity sold — Iron ore	MT (thousand)	168	140	154	—	462	463	638	302	358	1,761

Average sales price — Pellets	US$	105.51	142.07	152.30	—	105.51	77.51	82.38	83.61	82.58	81.70
Quantity sold — Iron ore	US$	47.61	98.95	73.86	—	47.61	46.79	46.78	45.30	49.14	47.01

Long-term indebtedness, gross	US$	799,634	799,597	799,666	—	799,666	737,926	817,457	807,753	799,087	799,087
Short-term indebtedness, gross	US$	591,496	845,623	987,132	—	987,132	192,157	323,841	397,992	572,218	572,218

Total indebtedness, gross	US$	1,391,130	1,645,220	1,786,798	—	1,786,798	930,083	1,141,298	1,205,745	1,371,305	1,371,305

Stockholders’ equity	R$	995,859	1,493,766	1,377,023	—	1,377,023	970,015	1,018,112	1,175,289	823,011	823,011

Net operating revenues	R$	576,988	1,033,109	1,387,256	—	2,997,353	557,293	667,398	551,937	684,666	2,461,294
Cost of products	R$	(275,764)	(450,521)	(520,484)	—	(1,246,769)	(233,161)	(269,773)	(221,186)	(339,323)	(1,063,443)
Other expenses / revenues	R$	(76,574)	(160,350)	(89,263)	—	(326,187)	(39,119)	(152,413)	(62,990)	(123,636)	(378,158)
Depreciation, amortization and depletion	R$	13,635	26,227	44,595	—	84,457	13,884	15,631	16,346	16,555	62,416

EBITDA	R$	238,285	448,465	822,104	—	1,508,854	298,897	260,843	284,107	238,262	1,082,109
Depreciation, amortization and depletion	R$	(13,635)	(26,227)	(44,595)	—	(84,457)	(13,884)	(15,631)	(16,346)	(16,555)	(62,416)

EBIT	R$	224,650	422,238	777,509	—	1,424,397	285,013	245,212	267,761	221,707	1,019,693
Result of equity investiments	R$	—	—		—	—	4,856	6,120	2,532	(13,508)	—
Net financial result	R$	5,635	176,662	(466,551)	—	(284,254)	73,965	26,485	43,064	45,347	188,861

Income before income tax and social contribution	R$	230,285	598,900	310,958	—	1,140,143	363,834	277,817	313,357	253,546	1,208,554
Income tax and social contribution	R$	(57,342)	(100,979)	(46,457)	—	(204,778)	(65,216)	(66,798)	(64,235)	(40,322)	(236,571)

Net income	R$	172,943	497,921	264,501	—	935,365	298,618	211,019	249,122	213,224	971,983

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2008	COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Roberto Castello Branco Roberto Castello Branco
Director of Investor Relations